Form 20-F
period 1998-05-31
GENESIS MICROCHIP INC
filed 1998-09-28
CIK 1053782

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
         OF THE SECURITIES AND EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 for the fiscal year ended May 31, 1998

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period
         from          to

                             Commission File Number:

                             GENESIS MICROCHIP INC.
             (exact name of Registrant as specified in its charter)
                                 Ontario, Canada
                 (Jurisdiction of incorporation or organization)

                            200 Town Centre Boulevard
                                    Suite 400
                                Markham, Ontario
                                 Canada L3R 8G5
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Title of each class:                  Name of each exchange on which registered:
--------------------                  ------------------------------------------
COMMON SHARES                         NASDAQ NATIONAL MARKET

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        --------------------------------------------------------------

The number of outstanding shares of the issuer's common stock as of May 31, 1998 was 13,808,132 Shares.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant nor required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        [X] Yes       [ ] No

         Indicate by check mark which financial statement item the registrant has elected to follow.

                        [ ] ITEM 17   [X] ITEM 18

         Unless the context otherwise requires, references herein to "the Company" or to "Genesis" are to Genesis Microchip Inc. and its consolidated subsidiaries.

               -------------------------------------------------

         The Company's name together with its logo is registered as a trademark in the United States and a number of other countries. This Annual Report on Form 20-F may also contain tradenames or trademarks of companies other than Genesis.

                                TABLE OF CONTENTS

         ITEM                                                                                          PAGE
         ----                                                                                          ----


                                                  PART I
       1. Description of Business......................................................................  1
       2. Description of Property...................................................................... 14
       3. Legal Proceedings............................................................................ 14
       4. Control of Registrant........................................................................ 14

       5. Nature of Trading Market..................................................................... 15

       6. Exchange Controls and Other Limitations Affecting Security Holders........................... 15
       7. Taxation..................................................................................... 16
       8. Selected Financial Data...................................................................... 18
       9. Management's Discussion and Analysis of Financial Condition
           and Results of Operations................................................................... 20
      10. Directors and Officers of Registrant......................................................... 35
      11. Compensation of Directors and Officers....................................................... 37
      12. Options to Purchase Securities from Registrant or Subsidiaries............................... 38
      13. Interest of Management in Certain Transactions............................................... 38

                                                  PART II

      14. Description of Securities to be Registered................................................... 40

                                                  PART III

      15. Defaults Upon Senior Securities.............................................................. 40
      16. Changes in Securities and Changes in Security for Registered Securities...................... 40

                                                  PART IV

      17. Financial Statements......................................................................... 40
      18. Financial Statements......................................................................... 40
      19. Financial Statements and Exhibits............................................................ 40


                   -----------------------------------------

FORWARD LOOKING STATEMENTS

      In addition to historical information, this Annual Report contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Genesis undertakes no obligation to publicly revise these forward-looking statements, which reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including reports on form 6-K filed by the Company in 1998.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

      Genesis Microchip Inc. ("Genesis" or the "Company") designs, develops and markets sophisticated, real-time, cost-effective, high-quality digital image manipulation integrated circuit ("IC") solutions. The Company's IC solutions translate diverse video, graphics and image sources for viewing on various display systems while maintaining the integrity of images and improving perceived image quality. The Company has created a substantial intellectual property portfolio and has developed strong technical expertise in the areas of algorithms, IC architecture, IC design and systems design.

      The Company initially developed its IC solutions for specialized high-end, digital video processing markets and applications such as medical imaging, aerospace, video editing and television broadcasting. The Company has established itself as a principal supplier to leaders in the digital projection systems market. More recently, the Company has begun to target the liquid crystal display ("LCD") monitor market, which it believes is a potential mass market. The Company intends to target other potential mass markets as they develop, including home theater, digital video disk ("DVD"), plasma display panel television ("PDP/TV"), PC theater, digital television ("DTV") and high definition television ("HDTV").

      Video, graphics and image sources are viewed on a variety of electronic displays. Dedicated display systems come in many different forms, such as television sets, computer monitors and projection display systems, each supporting different standards. Historically, all image sources were only capable of being displayed on display systems with standards that conformed to those of the image source. Today, however, in order for different image sources to be displayed on different display systems, the source image may have to be manipulated from its original standard to conform to the standards of the target display system. Furthermore, the convergence of television and computer applications has resulted in an increasing requirement to view video and graphics on a variety of display systems. Due to the complexity of the calculations involved, high-quality image manipulation often requires a large amount of circuitry resulting in IC solutions that are not cost-effective. Although more silicon-efficient and less expensive technologies are available, they fail to maintain image integrity and result in low-quality images. The Company's patented technology enables it to provide high-quality image manipulation in highly cost-effective IC solutions.

      The convergence of television and computer applications together with the demand for higher image quality are accelerating the introduction of newer, more sophisticated digital display systems. Although analog cathode ray tubes ("CRTs") are currently the most common display system, they have a number of limitations. These include their relatively large size, high power consumption, heat generation and lack of portability. Digital displays were developed to address these limitations. Advances in digital display system technologies are improving image quality and reducing costs. As a result, the use of digital displays is expanding from existing markets such as medical imaging and notebook computers, to newer markets, including digital projection systems and potential mass markets such as LCD monitors and home theater. Digital display systems coupled with an increasing need for sophisticated standards translation require high-quality, real-time image manipulation.

      The Company's goal is to be the leading developer and provider of high-quality, cost-effective video, graphics and image manipulation IC solutions that address evolving standards of digital display systems as new markets emerge. The Company's relationships with industry leaders enable the Company to anticipate the demands of its customers, understand market trends and to develop products more quickly. The Company also provides manufacture-ready reference designs that allow its customers to quickly ramp into production while reducing their development costs. The Company sells its products through authorized distributors and with the support of outside regional sales representatives.

BACKGROUND

      The electronic display of information has become pervasive and is critical to our daily lives. Electronic displays are currently used in a variety of settings, including entertainment, work and group presentations, and a myriad of applications, such as computer-based training, stock trading, video game systems, automated teller machines and interactive kiosks. Dedicated display systems come in many different forms such as television sets, computer monitors and projection displays and are available in a variety of shapes, sizes, types and prices. The continued reduction in the prices of electronics and displays and the availability of information from a variety of new sources, such as direct broadcast satellite and DVD, have significantly increased the utilization of displays and resulted in many new applications. New display applications include viewing news on a personal computer, "surfing" the Internet on a television browser, playing 3D games on a dedicated system, giving interactive computer-based presentations and self-service airline ticketing. Today, advanced display systems improve productivity by permitting users to view more information at the same time or several pieces of information simultaneously in different windows or on different areas of a display. The proliferation of display systems and applications has driven users to demand more versatility and higher image quality from such systems.

      Historically, all image sources were only capable of being displayed on display systems with standards that conformed to those of the image source. For example, television images could only be displayed on television sets and computer images could only be displayed on computer monitors. The convergence of television and computer applications has resulted in an increasing requirement to view video, graphics and image sources or text on a variety of display systems. For example, digital projection systems are able to display images from a variety of sources including VCRs and PCs, among others. To enable the display of different image sources on different display systems, the source image must be manipulated from its original standard to conform to the standards of the target display system. The problems inherent in image manipulation are compounded by the frequent introduction of new display standards to address user demand for improved image quality. Image quality is a function of three principal parameters specific to the display system: (i) resolution (the number of lines or pixels that are contained in the display), (ii) format (the order in which the lines or pixels are displayed) and (iii) frame refresh rate (the number of times per second that an image is displayed on the screen). Computer standards are evolving from lower resolutions and frame refresh rates such as VGA (e.g., 640 x 480 pixels, 60 frames per second) to higher resolutions and frame refresh rates such as XGA (e.g., 1,024 x 768 pixels, 85 frames per second). Television is also evolving from existing standards such as NTSC (the current standard in North America) to new digital standards such as HDTV.

      The convergence of television and computer applications and the demand for higher image quality have driven the demand for more sophisticated display systems. Based on older vacuum tube technology, CRTs are currently the most common display device. CRTs are analog in nature and provide viewers with a high level of brightness, long lifetimes, wide viewing angles and low cost. However, CRTs have a number of limitations including their relatively large size, high power consumption, heat generation and lack of portability. Digital displays, such as flat panel monitors and projection systems, were developed to address these limitations. Initially, due to their relatively high cost, digital display systems were adopted in applications where CRTs were unsuitable, such as in weight or space-constrained applications or in display systems with large viewing areas. However, advances in digital display device technologies are resulting in improved quality and reduced cost. The use of digital displays is expanding from existing markets such as medical imaging and notebook computers to newer markets including digital projection systems and potential mass markets such as desktop LCD monitors for PCs, PDP/TV, PC theater and home theater.

      With the transition from analog to digital displays, both existing and emerging display markets will have a fundamental need for sophisticated high-quality digital image manipulation. Image manipulation technologies enable the images from a range of analog and digital sources, such as PCs, television broadcast signals, DVDs and satellite transmissions, to be displayed on various analog and digital display systems such as television sets, LCD monitors and digital projection systems. The sources and displays of video, graphics and images are supplied by numerous vendors, are available in numerous resolutions, formats and frame refresh rates, can be analog or digital and operate according to many different standards, including the numerous domestic and international standards for both television broadcast signals and computer graphics. High-quality image manipulation is a complex process involving sophisticated computational techniques, and must provide the real-time capability to extract and manipulate the source pixel map of an image to create a pixel map formatted to the target display while maintaining optimum image quality. For example, image manipulation technologies enable the transfer of an image from a PC to a television set, or vice versa, whether the source or display is in analog or digital format. While low-quality image manipulation is performed using unsophisticated techniques such as line and pixel dropping or replication, these methods are subject to limitations and produce low quality images with undesirable visual artifacts. As a result, use of these traditional technologies in IC products to perform high-quality image manipulation is not satisfactory for commercial applications in emerging digital display markets. While high-end systems are capable of performing high-quality image manipulation, they are not cost-effective for larger markets. The demands of the emerging digital display markets to perform sophisticated, real-time image manipulation require cost-effective ICs that incorporate advanced algorithms and execute billions of operations per second.

SOLUTION

      Genesis designs, develops and markets sophisticated, real-time, cost-effective image manipulation IC solutions. The Company's IC solutions translate diverse video, graphics and image sources for viewing on various display systems while maintaining the integrity of images by minimizing visual artifacts and improving perceived image quality. The Company's IC solutions are capable of executing billions of operations per second to perform high-quality resolution, format and frame refresh rate conversion and allow for the synchronization of various signals involved in these complex processes. The Company's IC solutions solve resolution, format and frame refresh rate conversion problems by utilizing patented algorithms and IC architectures as well as advanced IC design and system design expertise. The Company's technologies include shrink (reducing the number of pixels), zoom (increasing the number of pixels), de-interlace (converting the display format), synchronize (coordinating different pixel rates or image frame refresh rates) and warp (creating image special effects).

      The Company initially developed its IC solutions for specialized high-end digital video processing markets and applications such as medical imaging, aerospace, video editing and television broadcasting. Currently, the Company's IC solutions are focused on addressing the demands of existing and emerging digital video, graphics and image display markets where high-quality digital image manipulation is a fundamental requirement. These markets include markets such as digital projection systems and potential mass markets such as desktop LCD monitors, home theater, DVD, PDP/TV, PC theater, digital television and HDTV. The Company commenced commercial shipments of its IC products to LCD monitor OEMs in the first quarter of calendar 1998. With nine years of experience in the development of image manipulation technologies, the Company has developed a substantial intellectual property portfolio and strong technical expertise in the areas of algorithms, IC architecture, IC design and system design. The Company has become a leading innovator in the development of sophisticated, high image quality manipulation technologies and a leading supplier of integrated image manipulation IC solutions and related production-ready reference designs.

STRATEGY

      The Company's goal is to be the leading developer and provider of high-quality video, graphics and image manipulation IC solutions. The Company's strategy consists of the following key elements:

      Expand Technology Leadership in Image Manipulation. The Company intends to leverage its image manipulation expertise in algorithms, IC architecture, IC design and system design to continue to develop a full range of real-time, cost-effective image manipulation IC solutions that meet the requirements of its customers. The Company has created a substantial intellectual property portfolio of key image manipulation technologies including shrinking, zooming, de-interlacing, synchronizing and warping. The Company intends to continue to make significant investments in research and development in order to maintain and expand its leadership position in image manipulation technologies.

      Leverage Relationships with Industry Leaders. The Company develops and maintains close relationships with leading companies in the digital display industry. These collaborative design relationships enable the Company to anticipate the demands of its customers, understand market trends and accelerate product development to address the requirements of these customers. The Company has collaborated with companies such as Apple Computer, Inc. ("Apple Computer"), Samsung and In Focus Systems in defining image manipulation requirements that led to the development of IC products incorporating a number of image manipulation technologies on single ICs ("system-on-a-chip").

      Provide Manufacture-Ready Designs. The Company's in-house system design team delivers manufacture-ready reference designs, including embedded software and board design, that incorporate the Company's IC products. These designs enable OEM customers to begin production quickly while incurring lower development costs and provide the Company with the systems expertise needed to create more highly-integrated next generation ICs.

      Focus on Potential Mass Market Opportunities. The Company intends to provide image manipulation solutions for mass markets as they develop. The Company is a leading developer of image manipulation ICs for the digital projection system market and is expanding into the emerging market for PC desktop LCD monitors. The Company has achieved design wins with LCD monitor OEMs and has been delivering commercial shipments of its IC products into this market since the first quarter of calendar 1998. The Company believes its technologies can be adapted to a wide range of applications in potential mass markets such as home theater, DVD, PDP/TV, PC theater, DTV and HDTV.

      License Technologies for Additional Markets. To capitalize on its intellectual property, the Company may license its technology to IC suppliers outside of its target markets, although the appropriate opportunities for doing so have not yet materialized. Licensing its proprietary technology allows the Company to focus on its target markets while establishing a broader market presence.

MARKETS, APPLICATIONS AND CUSTOMERS

      The Company's IC solutions address the demands of existing and potential digital video, graphics and image display markets in which high-quality image manipulation is necessary. The Company's target markets include the following:

      Digital Projection Systems. The increased use of high-quality multimedia presentations and notebook computers has led to growing demand for digital projection systems. The Company's image manipulation technologies give digital projection systems the flexibility to display a variety of images from PC and video sources while maintaining high image quality. The Company has established itself as a principal supplier to leaders in this market. Digital projection system OEMs using the Company's ICs include, among others, In Focus Systems, Inc., Sharp, 3M, Hitachi, Mitsubishi, Fujitsu, Texas Instruments and CTX Opto Electronics.

      LCD Monitors. The Company believes that LCD monitors will garner an increasing share of the market for computer monitors, which is currently dominated by CRT monitors. The Company's image manipulation technologies give LCD monitors the flexibility to display a variety of images from PC and video sources while maintaining high image quality. The Company supplies its IC products to LCD monitor OEMs including, among others, Apple Computer, Inc., LG Electronics, Sony, Fujitsu, Samsung, Tatung and Acer. Many of these LCD monitor OEMs in turn supply branded LCD monitors to major resellers. See "Risk Factors--Dependence on Growth of LCD Monitor and Other Potential Markets" and "--Market Acceptance of Company's Products for the LCD Monitor Market."

      Advanced Image Processing. The Company developed its initial image manipulation technologies by focusing on certain specialized, high-end imaging markets that require a high level of performance and image quality and are not necessarily cost sensitive. The Company continues to develop image manipulation IC solutions for these markets, which include aerospace, broadcasting, document management, medical imaging, post production, scan converters, surveillance, video compression, video conferencing, video editing, video walls and workstations. Some of the Company's customers in these markets include Silicon Graphics, Inc., Sonic Solutions, Allied Signal and Scitex Corporation.

      Potential Mass Markets. The Company intends to leverage its image manipulation technologies and system design expertise to create IC solutions for mass markets as they develop. The Company believes the demand for higher image quality and the need to display a variety of image sources on a variety of display systems will create new potential mass markets for the Company's products. These potential markets include home theater, DVD, PDP/TV, PC theater, DTV and HDTV. These ICs enable the conversion of interlaced television sources into images that can be displayed on high-quality, progressively scanned displays.

PRODUCTS

      The Company's IC products are based on advanced algorithms, IC architectures, IC designs and system designs that provide sophisticated, real-time, cost-effective, high quality digital image manipulation IC solutions. The Company began volume production of its first proprietary IC product in 1995. The Company currently provides several series of IC solutions and related reference designs to address the requirements of digital video, graphics and image display markets and to offer its customers a comprehensive line of products that satisfy their image manipulation requirements. The Company has obtained numerous design wins and in the past year has shipped its IC products to over 150 customers. There can be no assurance that such design wins will translate into future orders for the Company's image manipulation ICs.

      The following table lists the Company's IC products that are currently being marketed by the Company, including the calendar quarter in which each product was related to production:

-----------------------------------------------------------------------------------------------------------------
                                                  PRODUCT                                              PRODUCTION
  APPLICATIONS                PRODUCT             FEATURES                      MARKETS                 RELEASE*
-----------------------------------------------------------------------------------------------------------------
GENSCALE SERIES

Digital Image (Still          gm865x1        High-quality (65 taps),       Aerospace, broadcast,         Q4 1995
Video & Computer                             single-channel (8 bit),       document management,
Graphics) Manipulation                       real-time digital image       medical imaging
                                             shrink and zoom
-----------------------------------------------------------------------------------------------------------------

Digital Image (Still &        gm833x2        High-quality (33 taps),       Surveillance, digital         Q4 1995
Video) Manipulation                          two-channel (8 bit),          projection systems,
                                             real-time digital image       video editing, video walls,
                                             shrink and zoom               workstations
-----------------------------------------------------------------------------------------------------------------

Digital Image (Still &        gm833x3        High-quality (33 taps),       PDP TVs, scan converters,     Q4 1995
Computer Graphics)                           three-channel (8 bit),        workstations, digital pro-
Manipulation                                 real-time digital image       jection systems, acro-
                                             shrink and zoom               space, medical imaging


                              gm833x3F       High speed version of                                       Q1 1996
                                             gm833x3
-----------------------------------------------------------------------------------------------------------------

HALF-BAND FILTER SERIES

Digital Half-Band Filter      gm2242         High-quality single-channel   Broadcast, video editing      Q3 1995
                                             (8 bit), digital decimator
                                             by 2 and interpolator by 2
                                             filter
-----------------------------------------------------------------------------------------------------------------

DICE SERIES

Digital Video                 gmVLD8         High-quality (8 bit),         DVD/PCs, home theater,        Q3 1996
De-Interlacing                               real-time digital video       PDP TVs, scan converters,
(Line Doubling)                              de-interlacer (line           digital projection systems,
Manipulation                                 doubler)                      video walls, broadcast,
                                                                           video editing
-----------------------------------------------------------------------------------------------------------------

Digital Video                 gmVLD10        High-quality (10 bit),                                      Q3 1996
De-Interlacing                               real-time digital video
(Line Doubling)                              de-interlacer
Manipulation

-----------------------------------------------------------------------------------------------------------------

ADVANCED IMAGE MANIPULATION ("AIM") SERIES

Digital Video                 gmZ1           Integrated high-quality       Digital projection            Q3 1997
and Graphics                                 three channel (8 bit),        systems, LCD monitors,
Manipulation                                 real-time digital image       digital televisions,
                                             zoom and digital video        home theater
                                             de-interlacer with
                                             display synchronization
                                             capability

-----------------------------------------------------------------------------------------------------------------

FRAME REFRESH RATE CONVERSION ("FRC") SERIES

Digital Video and             gmFCI          High speed DRAM               Digital projection            Q2 1998
Graphics Frame                               based frame rate              systems, LCD monitors,
Refresh Rate                                 converter (8 bit) with        digital televisions,
Converter                                    direct to the gmZ1            video walls, home theater
-----------------------------------------------------------------------------------------------------------------


*Calendar quarters

GENSCALE SERIES

      GenScale, the Company's first product series, is designed to provide video, graphics and image scaling (shrink and zoom) capabilities to markets such as advanced image processing markets. A distinguishing characteristic of this series of products is that all of the memory necessary for image reduction is included in the IC, while external memory is required for zoom.

      gm865x1. This product is a single channel 8-bit IC implementing proprietary algorithms that allow smooth and continuous image shrink or zoom. Specifically, shrink uses up to 65 tap Finite Impulse Response ("FIR") filtering in either or both horizontal and vertical directions (the greater the number of taps or sampling pixels used for interpolation, the higher the fidelity of the scaling). For zoom, advanced interpolation techniques are implemented. Monochrome applications require a single gm865x1, YUV (i.e. video) applications require two ICs, and computer graphics or Red Green Blue ("RGB") applications require three ICs. The gm865x1 is no longer available from its third party manufacturer. However, the Company has procured an inventory of this product which is believed to be sufficient to satisfy the requirements of the Company's customers until replacement products can be designed and procured. The gm865x1 was manufactured using a 0.8 micron 5 volt CMOS process.

      gm833x2. This product is a two-channel 8-bit IC implementing proprietary algorithms that allow smooth and continuous high-quality image shrink or zoom. Specifically, shrink uses up to 33 tap FIR filtering in either or both horizontal and vertical directions. For zoom, advanced interpolation techniques are implemented. Since digital video consists of YUV-encoded image data, digital video applications require a single gm833x2 IC. The gm833x2 is manufactured using a 0.8 micron 5 volt CMOS process.

      gm833x3. This product is a three-channel 8-bit RGB IC implementing proprietary algorithms that allow smooth and continuous, high-quality image shrink or zoom. Specifically, shrink uses up to 33 tap FIR filtering in either or both horizontal and vertical directions. For zoom, advanced interpolation techniques are implemented. Since graphics applications consist of RGB image data, applications of up to 40MHz require a single gm833x3 IC for image manipulation. The gm833x3 is manufactured using a 0.8 micron 5 volt CMOS process.

      gm833x3F. This product is a faster version of the gm833x3 and operates at speeds of up to 68MHz. The product is used in applications that require higher data rates involving a greater number of pixels processed per second. The gm833x3F is manufactured using a 0.35 micron 3.3 volt ASIC CMOS process.

HALF-BAND FILTER SERIES

      The Half-Band Filter Series consists of ICs that filter images by removing high-frequency noise or fine detail from video source images. The filters are used in television broadcasts and video editing.

      gm2242B and gm2242BB. The 8-bit gm2242B and gm2242BB Half-Band Filters are compatible with Raytheon and Logic Device's 2242B Half-Band Filters and offer additional features that allow higher image quality system designs. The gm2242 was manufactured using a 0.8 micron 5 volt CMOS process.

DICE SERIES

      The gmVLD8 and gmVLD10 were the first commercially available digital video de-interlacing ICs. These products process video using temporal and spatial filtering algorithms that yield high-quality progressive scan images. These products are used in applications such as digital projection systems, home theater, broadcasting and video editing, among others.

      gmVLD8. This product is an 8-bit high-quality digital video de-interlacing IC that implements advanced algorithms to process digital video sources, including North American and European (NTSC, PAL and SECAM) broadcast standards in YUV format, into RGB progressive scan outputs suitable for high-quality digital displays. The gmVLD8 is manufactured using a 0.8 micron 5 volt CMOS process.

      gmVLD10. This product is a high-quality 10-bit digital video de-interlacing IC that implements advanced algorithms to process interlaced digital video sources, including NTSC, PAL or SECAM standards (in YUV or D1 format), into RGB progressive scan outputs suitable for high-quality digital displays. The gmVLD10 is manufactured using a 0.8 micron 5 volt CMOS process.

AIM Series

      The Advanced Image Manipulation ("AIM") series includes highly-integrated high image quality cost-effective products that are designed for high volume display markets, including digital projection systems, LCD monitors and digital television.

      gmZ1. The gmZ1 is the first IC in the AIM series. The gmZ1 is a high image quality three channel 8-bit RGB IC implementing advanced algorithms that allow smooth and continuous image zoom and synchronized direct interface with LCD panels. The gmZ1 also incorporates advanced algorithms for digital video spatial de-interlacing. The image zoom quality processed by the gmZ1 yields crisp and sharp results suitable for video, graphics and images. The gmZ1 is offered in two speed versions, 65MHz and 84MHz, and is manufactured using a 0.35 micron 3.3 volt ASIC CMOS process.

FRC Series

      The Frame Refresh Rate Conversion ("FRC") series of ICs includes high-speed graphics and video memory buffer control ICs used to reduce or increase input frame refresh rates as required by fixed frame rate displays such as certain LCD panels. These products are used in applications such as digital projection systems, LCD monitors and home theater.

      gmFC1. The gmFC1 is the first IC in the FRC series. The gmFC1 is a three-channel frame buffer controller that requires no extra components to connect to SDRAM memory and to the gmZ1. The gmFC1 works with the gmZ1 and external memory to increase or maintain, as required, the frame refresh rates of high data rate video or graphics inputs for fixed frame rate displays such as typical current generation LCD panels. The gmFC1 is manufactured using a 0.5 micron 3.3 volt CMOS process.

TECHNOLOGY

      Genesis has developed a substantial intellectual property portfolio of image manipulation technologies that address the problems of standards translation while maintaining image integrity and improving perceived image quality. The Company's IC solutions solve resolution, format and frame refresh rate conversion problems by utilizing patented algorithms and IC architectures as well as advanced IC design and system design expertise. The Company's technologies include shrink (reducing the number of pixels), zoom (increasing the number of pixels), de-interlace (converting display formats), synchronize (coordinating different pixel or image frame refresh rates) and warp (creating image special effects).

      Shrink. Shrink is the creation of a new, reduced set of pixels from an image source containing a greater number of pixels. Shrink technology is required for resolution conversion from a high definition source to a lower definition display, and is used for viewing video in a window, either on a television or PC. Shrinking an image can be accomplished through a number of techniques. The least sophisticated technique involves dropping entire rows or columns of pixels from an image source, which results in visible artifacts in the displayed image. Another technique, bilinear filtering (averaging two adjacent pixel lines), while better than pixel dropping still causes visible image degradation. Higher quality image manipulation can be achieved using other techniques that are not cost-effective because they require large amounts of circuitry. With its patented and proprietary filtering technologies (including technology licensed from NorthShore), the Company's IC products can reduce by any factor the resolution of an image smoothly and continuously with appropriate filtering to minimize visible artifacts, while requiring far less circuitry than other high-quality approaches. See "Intellectual Property and Licenses."

      Zoom. Zoom is the creation of a new, larger set of pixels from an image source containing a smaller number of pixels. Zoom technology is required for resolution conversion from a low definition source to a higher definition display. High resolution displays place greater demands on real-time performance because they require processing of up to 230 million pixels per second. Alternative zoom techniques include pixel replication or bilinear filtering, both of which result in low-quality images, jaggedness or artifacts. The Company's patented and proprietary and silicon-efficient zoom technologies can continuously and smoothly enlarge a video or graphic source to higher resolutions while delivering sharp and crisp images.

      De-interlace. De-interlacing is the process of converting a source of interlaced images to a progressively scanned sequence of images, such as the conversion of a television source image for display on a computer monitor. Interlacing is the process of separating one video frame into two overlapping fields for sequential transmission and display on a television screen. For example, an NTSC television signal has 525 horizontal lines and displays all of the odd-numbered lines in one pass, then all the even-numbered lines in a second pass occurring 16 milliseconds later. Displaying half of the lines at a time provides reasonable vertical cal resolution when the scene has no motion and reasonable temporal resolution when the scene has motion. While only showing half of the picture each sixtieth of a second saves bandwidth, it creates a shimmering, known as interline flicker. Interline flicker can be avoided by displaying the lines of a frame by sequentially progressing from one line to the next, which is how a computer monitor typically presents high resolution graphics. Poor de-interlacing techniques can result in a number of visible artifacts, including "zippering" of objects in motion or from film sources and "stair-stepping" of diagonal lines. Genesis has licensed rights to use and filed patents for temporal and spatial filtering technologies for converting interlaced source images to progressively scanned images. The Company's de-interlacing techniques deliver high spatial resolution on static images and high temporal resolution on moving pictures, while avoiding the problems created by alternative methods.

      Synchronize. Synchronizing is the process of converting the timing of source images to the timing required by the display system so that the image can be displayed with high perceived image quality. An image source may have image characteristics such as line timing, pixel timing and frame refresh rates that are different from the characteristics of the targeted display system. Examples of varying frame rates include NTSC at 30 frames per second, PAL and SECAM at 25 frames per second, and computer graphic sources at 60, 72, 75, 80 or 85 frames per second. High frequency frame refresh rates are used in computer monitors to reduce eye strain caused by wide area flicker. Poor synchronization can result in two source image frames being combined into one display image frame, resulting in "tear." Because displays require real-time performance, the Company has incorporated synchronizing circuitry into its recent IC solutions. Genesis has filed a patent claim for a line-based re-timing method which has low memory requirements. This technique is used in the Company's gmZ1 product, which requires no external memory. The Company also offers a frame refresh rate conversion solution in the gmFC1 product that provides flexibility and eliminates frame tear.

      Warp. The Company's patented warp technology provides rotation, shrink, zoom, offset and optical distortion correction, while maintaining the correct filter characteristics at each point. The Company is currently developing a product that incorporates its three-dimensional warp technology. Potential applications include military and medical imaging, surveillance, headset displays, virtual reality games and video production two-dimensional and three-dimensional special effects. There can be no assurance that the Company will successfully develop and introduce a product incorporating its warp technology.

RESEARCH AND DEVELOPMENT

      The Company's research and development efforts are performed within specialized groups consisting of algorithm development, IC product development and systems engineering. The algorithm development group is focused on developing silicon-efficient and high-quality image manipulation technologies to better address potential mass markets targeted by the Company. The Company has invested significant resources in the development of systems which enable it to simulate and optimize algorithms in real-time for specific markets that it believes provide a competitive advantage in addressing the needs of the Company's targeted markets. The IC product development group is focused on reducing its customers' time-to-market, achieving first time silicon success and developing modular technologies to reduce the development time of the Company's IC products. The Company has strengthened its IC design capabilities by investing in design automation software, sophisticated computer servers and hardware accelerators. The systems engineering group concentrates on evaluation boards and manufacture-ready reference designs which facilitate the integration of the Company's IC products into those of its customers. The Company invests considerable time and effort understanding the systems issues related to specific applications to ensure that its reference designs and next generation IC products better meet specific market needs.

      The Company believes that the continued enhancement of its image manipulation solutions for existing markets and the development and introduction of products for emerging markets is essential to its growth. The Company is currently developing its next generation DICE product which is intended to cost-effectively address certain potential mass markets including home theater, DVD, PDP/TV, DTV and HDTV. The Company is also developing its next generation AIM and FRC products targeted at the LCD monitor market. Finally, the Company is developing a new IC product that is primarily designed to address the needs of the next generation of digital projection systems, as well as a new IC product that incorporates the Company's Warp technology. There can be no assurance that these products will be developed and introduced to market in a timely and cost-effective manner or that they will address the evolving needs of the target markets.

      A key element of the Company's strategy is to work closely with industry leaders in the digital display market to design products with improved performance, cost and functionality. These collaborative design relationships enable the Company to anticipate the demands of its customers, to understand market trends and to develop products on an accelerated basis that address the requirements of these customers. The Company has collaborated with industry leaders such as Apple Computer, Samsung and In Focus Systems in defining image manipulation requirements that led directly to the development of IC products incorporating a number of image manipulation technologies on single ICs ("system-on-a-chip"). The Company typically commits significant research and development resources to such design activities, often diverting financial and personnel resources from, or foregoing entirely, other development projects. Furthermore, the Company typically undertakes such design activities without entering into formal agreements under which these companies are obligated to continue the collaborative design project or to purchase the resulting products. Consequently, these companies may terminate the collaborative design project at any time without penalty. In addition, these companies may terminate a collaborative design project for a variety of reasons including the Company's failure to meet agreed-upon performance standards, or for reasons beyond the Company's control, including changing market conditions, increased competition, discontinued product lines and product obsolescence. The failure of a company to complete development of a collaborative design project or to purchase the products resulting from such projects may result in the unproductive utilization of the Company's research and development resources and the loss of potential revenues from the development and sale of alternative products. There can be no assurance that the Company will be able to continue to identify industry leaders willing to work with the Company on collaborative design projects in the future. In view of the rapid technological change and evolving industry standards that characterize the Company's potential target markets, the Company's failure to identify or establish such relationships on an ongoing basis could render its products less competitive, which would materially adversely affect its business, financial condition and results of operations. See "Risk Factors-Dependence on New Product Development; Rapid Technological Change."

      As of May 31, 1998, the Company had 58 full-time employees engaged in research and development. Gross expenditures for research and development for fiscal 1998, fiscal 1997 and fiscal 1996, were $4.5 million, $3.4 million and $2.6 million, respectively.

SALES AND MARKETING

      The Company sells and markets its products through authorized distributors or directly with the support of regional sales representatives. The Company's sales and marketing personnel work closely with customers, industry leaders, sales representatives and authorized distributors to define product features, performance, price and market timing of new products. In North America, Taiwan and Korea, the Company sells its products to customers primarily through technically-trained sales representatives. In Europe and Japan, the Company sells its products through authorized distributors. The Company provides technical support and design assistance directly to OEM customers, regardless of the sales channels used. In many cases, display products are designed and manufactured by OEMs on behalf of brand-name systems companies. The Company focuses on developing long-term customer relationships with both the OEMs and with the brand-name systems companies. The Company believes that this approach increases the likelihood of design wins, improves the overall quality of support and enables the timely release of customer products to market.

      The Company believes that a high level of customer support is necessary to successfully develop and maintain long-term relationships with its customers. These relationships begin at the design-in phase and develop as customer needs change and evolve. The Company provides direct service and support to its customers through its offices in Canada and the United States. The Company's customers are also serviced through its sales representative offices in Taiwan and Korea. In addition, the Company's distributors assist in providing ongoing support and service functions. In particular, the Company's Japanese distributor, Kanematsu Semiconductor Corporation, has a dedicated team, including field application engineering, focused on selling and supporting the Company's IC products. The Company provides support through both on-site customer service and remote support from various facilities. The Company generally provides a warranty for all of its products for a period of one year from the date of shipment.

      Sales to customers located outside of North America accounted for 47%, 19% and 7% of the Company's total revenues for fiscal 1998, fiscal 1997 and fiscal 1996, respectively. In fiscal 1998 a large portion of the Company's revenues were from sales to customers outside of North America, particularly to manufacturers located in the Asia-Pacific region (primarily Japan, Korea and Taiwan) who sell their products worldwide. The Company's sales are derived from a limited number of customers, with the top five OEM customers accounting for 56%, 35% and 51% of total revenues during fiscal 1998, fiscal 1997 and fiscal 1996, respectively. See "Risk Factors--Customer Concentration," "--Dependence on Sales Outside of North America" and Note 9 of the Notes to Consolidated Financial Statements.

      The Company's marketing programs include trade shows, training seminars, public relations and advertising. In cooperation with key OEM customers, the Company is developing the "ImEngine" branding program, a multifaceted campaign with the goal of educating and informing consumers about the Company's display technology. The program is expected to include point of sale displays, cooperative advertising and publications in target media.

      As of August 31, 1998, the Company employed a sales and marketing force of 28 people with a high level of technical expertise and industry knowledge to support a lengthy and complex sales process. This sales and marketing organization includes a highly-trained team of nine field applications engineers to assist customers in designing, testing and qualifying system designs that incorporate the Company's IC products. The Company believes that the depth and quality of this design support are key to improving customers' time-to-market and maintaining a high level of customer satisfaction. See "Risk Factors--Lengthy Sales Cycle."

MANUFACTURING

      The Company's products are manufactured by third parties with state-of-the-art fabrication equipment and technology. The Company has established a strategic relationship with certain suppliers to produce certain of the Company's products as fully-assembled and tested ICs. These suppliers typically subcontract with other parties to assemble, package and test the products that they manufacture for the Company. This approach enables the Company to focus on product design and development of IC solutions, minimizes capital expenditures related to IC fabrication and provides access to advanced manufacturing facilities. The Company's IC products are generally designed for production in accordance with the suppliers' specific design rules and manufacturing processes. The suppliers typically provide design teams to support the Company's product development. The Company designs the overall product, including the logic circuitry and the suppliers then assist the Company in design verification prior to production. The suppliers manufacture the wafers, perform product testing and sell finished products to the Company.

      Currently, most of the Company's IC products are being manufactured, assembled and tested by IBM in France and the United States, and the Company expects that it will continue to rely upon IBM to manufacture, assemble and test many of its products. The Company is dependent on IBM to produce wafers of acceptable quality and with acceptable manufacturing yields, to deliver those wafers to assembly and testing subcontractors on a timely basis and to allocate to the Company a portion of its manufacturing capacity sufficient to meet the Company's needs. The Company has at times experienced delivery delays and long manufacturing lead times. There can be no assurance that IBM will continue to devote adequate resources to the production of the Company's products or deliver sufficient quantities of finished products on a timely basis or at an acceptable cost. Given the Company's reliance on IBM, any such difficulties could have a material adverse effect on the company's business, financial condition and results of operations.

      The Company is in the process of qualifying and commissioning additional suppliers of silicon wafers and assembly and test services in Asia in order to take advantage of competition for pricing and lead-times. Even so, there is currently no single product that is being manufactured or planned to be manufactured in more than one location or by more than one source. There are many risks associated with the Company's dependence upon third party manufacturing, assembling and product testing relationships. These include reduced control over delivery schedules, quality assurance, manufacturing yields and costs, potential lack of adequate capacity during periods of excess demand, unavailability or interruption of access to certain process technologies and potential misappropriation of the Company's intellectual property.

      The Company is dependent on its suppliers to produce wafers of acceptable quality and with acceptable manufacturing yields, to deliver those wafers to assembly and testing subcontractors on a timely basis and to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs. The Company has at times experienced delivery delays and long manufacturing lead times. There can be no assurance that the Company's suppliers will continue to devote adequate resources to the production of the Company's IC products or to deliver sufficient quantities of finished products on a timely basis or at an acceptable cost. Given the Company's reliance on these IC product suppliers, any such difficulties could have a material adverse effect on the Company's business, financial condition and results of operations.

      Two of the Company's IC products are no longer available from their third party manufacturers. However, the Company has procured an inventory of these products which is believed to be sufficient to satisfy the requirements of the Company's customers until replacement products can be designed and procured. In addition, IBM has informed the Company that its IC products produced on IBM's
0.8 micron manufacturing process will be discontinued at the end of December 1998. A substantial percentage of the Company's IC products are manufactured using this process. The Company has one replacement product in production using a 0.35 micron manufacturing process and is in the process of designing replacement products using a 0.35 micron manufacturing process or other similar advanced process for the other products affected by the discontinuance. However, there can be no assurance that such replacement products will function to the Company's specifications, satisfy customers requirements or be cost-effectively produced before or after the 0.8 micron manufacturing process is discontinued. The failure of the Company to successfully design replacement products could have a material adverse effect on the Company's business, financial condition and results of operations. The Company will make a final purchase from IBM of products using the 0.8 micron manufacturing process prior to the end of September 1998 based on its forecast of future demand for the products. In the event that the forecast were to prove inaccurate and the Company were to purchase excess inventory, write downs would result which could have a material adverse effect on the Company's business, financial condition and results of operations.

      The Company has negotiated a new supply agreement with IBM for the manufacture of foundry products in the United States, and is currently in negotiations with companies in Asia for similar supply agreements. While the Company believes that these supply agreements may result in lower pricing to the Company for products manufactured under these agreements, a portion of the risk of yield in the manufacturing process will pass to the Company for these products. Under these foundry manufacturing relationships, the Company will purchase wafers from these foundries paying the wafer prices stipulated in the supply agreements and thereby bearing the risk of final yield of good die. The foundries, for their part, must manufacture the wafers in accordance with the process technology parameters defined in the respective agreements. Furthermore, wafers with process yields lower than a specified percentage of the wafer target yield stipulated in the agreements for each IC product will not be shipped without the Company's written approval, the withholding of which will not result in any liability of the Company.

      The Company expects that each of its IC products will be manufactured by a sole source manufacturer for the foreseeable future. Currently, all but one of the Company's IC products under volume manufacture are being supplied by IBM. The Company's gmFCI frame refresh rate conversion IC is being supplied by Chip Express. However, the Company expects that several of its future IC products will be manufactured, assembled and tested by new Asian manufacturing partners. The lead time necessary to establish a strategic relationship with a new manufacturing partner is considerable, and the estimated time for IBM or any of the Company's other current or potential manufacturing partners to switch to a new product line is four to six months. Accordingly, there is no readily available alternative source of supply for any specific product. This lack of portability of the Company's products and the related dependence on sole source manufacturing subjects the Company to risks associated with an interruption in supply. A manufacturing disruption experienced by IBM or any of the Company's other current or potential manufacturing partners could impact the production of the Company's products for a substantial period of time, which would have a material adverse effect on the Company's business, financial condition and results of operations.

      Under the supply agreements with IBM, the Company is obligated to provide rolling 12 month forecasts of anticipated monthly purchases and to place purchase orders which become binding approximately four months prior to shipment. If the Company cancels a purchase order, it must pay cancellation penalties based on the status of the work in process. In addition, although the Company may order products that exceed the numbers previously forecasted and accepted by IBM, such orders are subject to rejection by IBM for any reason, including but not limited to resource availability. Thus, the Company must make forecasts and place purchase orders for its IC products several months before it receives purchase orders from its own customers. This limits the Company's ability to react to fluctuations in demand for its products, which can be unexpected and dramatic, and may cause the Company to have an excess or a shortage of a particular product. There can be no assurance that IBM will supply the quantities of products stated in the rolling forecast. In the event of line capacity constraints, IBM reserves the right to reduce shipments to all customers on a pro-rata basis. As a result of the long lead time for ordering and obtaining wafers, the Company may be required from time to time to take charges for excess inventory. In addition, should the market for semiconductor wafers decline, there is a possibility that the contracted price may be significantly greater than prevailing market prices at the time the Company takes delivery of its orders. In fiscal 1997, the Company recorded provisions totaling $1.3 million for potential declines in inventory value and for write downs of excess inventory. Significant write downs of excess inventory or declines in inventory value could materially adversely affect the Company's business, financial condition, and results of operations. Conversely, the failure to order sufficient products would cause the Company to miss revenue opportunities which, if significant, could impact sales by the Company's customers, thereby adversely affecting the Company's customer relationships and the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY AND LICENSES

      The Company seeks to protect its technology through a combination of patents, copyrights, trade secret laws, trademark registrations, confidentiality procedures and licensing arrangements. In the United States, the Company has nine issued patents, each covering certain aspects of the algorithms, design or architecture of certain of the Company's image manipulation ICs. These patents expire at various times from 2011 to 2014, provided that maintenance fees are paid on a timely basis. In addition, the Company has six patent applications pending in the United States Patent and Trademark Office, two pending Canadian patent applications, nine pending Japanese patent applications, nine pending Korean patent applications, two pending Taiwanese patent applications and nine pending European patent applications.

      To supplement its proprietary technology, the Company has licensed perpetual, exclusive and worldwide rights to use certain patents held by third parties with rights to sub-license such rights. In particular, pursuant to an agreement entered into on March 2, 1993, the Company has licensed from NorthShore Laboratories, Inc. ("NorthShore") its patented shrink technology. In accordance with such agreement, the Company pays royalties to NorthShore based on sales of its IC products that incorporate NorthShore's shrink technology. The license is exclusive vis-a-vis third parties, but does not prohibit NorthShore from commercializing software products that employ its proprietary technology, as long as those products do not directly compete with the Company's products, nor does it prohibit the Company from sublicensing the NorthShore shrink technology. If the license were terminated by the Company without cause by NorthShore due to material breach of the license by the Company, or because the Company decided not to renew the license, the Company would lose the right to incorporate NorthShore's shrink technology in its IC products. In such event, the Company would be required to exclude NorthShore's shrink technology from the Company's existing and future products that have not already been sold to customers and either license or develop internally alternative technologies. There can be no assurance that the Company would be able to license alternative technologies on commercially reasonable terms, or at all, or that the Company would be capable of developing internally such technologies. If the license were otherwise terminated by NorthShore, the Company would no longer be required to pay royalties to NorthShore for the use of the technology and the Company would retain the right to incorporate NorthShore's shrink technology into its IC products, although such rights would no longer be exclusive.

      While the Company intends to protect its intellectual property rights vigorously, there can be no assurance that the Company's pending or submitted patent applications will be approved, or that any issued or licensed patents will provide the Company with competitive advantages or will not be challenged, invalidated, or circumvented by third parties. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design around any patents that may be issued to the Company or licensed from third parties. Moreover, the laws of certain countries in which the Company's products are or may be developed, manufactured or sold, including various countries in Asia, may not protect the Company's products or intellectual property rights to the same extent as the laws of the United States, and thus, may increase the likelihood of theft of the Company's technology and product designs. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

      The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. The Company has certain indemnification obligations with respect to the infringement of third-party intellectual property rights by its IC products. Although the Company has not been notified that its products infringe any third-party intellectual property rights, there can be no assurance that the Company will not receive such a notification in the future. Any litigation to determine the validity of third party infringement claims, whether or not determined in the Company's favor or settled by the Company, would at a minimum be costly and could divert the efforts and attention of the Company's management and technical personnel from productive tasks, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that any infringement claims by third parties or any claims for indemnification by customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition and results of operations. In the event of an adverse ruling in any such matter, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing IC products, discontinue the use of certain processes or be required to obtain a license under the intellectual property rights of the third party claiming infringement. There can be no assurance that a license would be available on reasonable terms or at all. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

      The markets in which the Company operates are intensely competitive and are characterized by rapid technological change,evolving industry standards and declining average selling prices. The Company believes that the principal competitive factors in its markets are product design and performance, price, functionality and features, size, reliability, reputation, time to market and customer support. The Company's ability to successfully compete in its target markets depends upon a number of other factors, including the Company's success in subcontracting the manufacture and assembly of new products that implement new technologies, product quality and availability, production efficiency, the ability to achieve design wins and to begin volume production of the Company's products for particular OEM customers, end-user acceptance of the OEM customers' products, the timing of new product introductions by the Company, market acceptance of competitors' products, protection of the Company's proprietary technology and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the future with respect to these or any other competitive factors.

      The Company competes with large OEM companies that have internally developed image manipulation IC solutions for their products. In the future, current or potential customers may develop their own proprietary image manipulation solutions, which may be more cost-effective and provide similar or more advanced functionality than the Company's products. The Company anticipates that as the markets for its products develop, competition from diversified electronic and semiconductor companies will intensify. Such competitors include companies with greater financial and other resources than the Company. In addition, the Company competes with start-up companies that are seeking to capitalize on the emergence of market opportunities for image manipulation ICs. Such companies may develop advanced technologies enabling them to offer more cost-effective and higher quality solutions to OEM customers than those offered by the Company. The Company is aware of several companies that have announced or introduced products that address markets targeted by the Company. Such increased competition could have an adverse impact on the Company's business, financial condition and results of operation by, among others, putting pressure on the Company's profit margins and causing the Company to lose some of its product orders.

      The markets for the Company's IC products are characterized by rapidly changing technologies, evolving industry standards and changes in customer requirements. The introduction of new technologies and the emergence of new industry standards could render the Company's existing products and products currently under development obsolete and unmarketable. New standards may be developed that will eliminate the need for the Company's IC solutions and which would have a material adverse effect on the Company's business, financial condition and results of operations.

BACKLOG

      Sales of the Company's products are made pursuant to purchase orders that may be canceled without significant penalty. In addition, purchase orders are subject to price negotiations and to changes in quantities of products and delivery schedules in order to reflect changes in customer requirements and manufacturing availability. A large portion of the Company's sales are made pursuant to short lead time orders. In addition, the Company's actual shipments depend on the manufacturing capability of the Company's suppliers and the availability of products from such suppliers. As a result of the foregoing factors, the Company does not believe the backlog at any given time is a meaningful indicator of future revenues.

EMPLOYEES

      As of August 31, 1998, the Company employed a total of 120 full-time employees, including 64 in research and development, 28 in sales and marketing (including 11 in technical customer support), 13 in manufacturing operations and 15 in finance and administration. The Company employs, from time to time, a number of temporary and part-time employees, co-op students and consultants on a contract basis. The Company's employees are not represented by a collective bargaining organization, and the Company believes that its relations with its employees are satisfactory.

ITEM 2. DESCRIPTION OF PROPERTY

      The Company leases its corporate headquarters, which also serve as its principal administrative, selling and marketing, customer support, applications engineering and product development facility, which is located in Markham, Ontario, Canada. The Company also leases a sales and marketing and customer support office in Mountain View, California. The Company believes its existing facilities are adequate to meet its needs for the immediate future and that future growth can be accomplished by leasing additional or alternative space on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

      The Company is not a party to any material legal proceeding.

ITEM 4. CONTROL OF REGISTRANT

      The Company is not owned or controlled by another corporation or by any foreign government.

      The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Shares as of August 31, 1998, by (i) each person who is known by the Company to beneficially own more than ten percent of the outstanding Common Shares, and (ii) all current directors and executive officers as a group.


                                            SHARES BENEFICIALLY       PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER            OWNED (1)               OWNED
------------------------------------        -------------------       ----------
Rocco A. Schiralli (2)                         2,319,583                16.5%
121 Harrington Sound Road
Smith's Parish, Bermuda

All directors and executive officers
as a group (12 persons) (3)                    2,251,132                15.5%

-----------------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Common Shares subject to options held by that person that are currently exercisable or exercisable with 60 days of August 31, 1998 are deemed outstanding. To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

(2) Includes (i) 1,041,501 Common Shares held by Resolve Limited, which is wholly owned by The Didmartin Investment Trust, a trust established for the benefit of Mr. Schiralli and his family, and over which Mr. Schiralli does not exercise dispository or voting control; however, Mr. Schiralli can appoint a new trustee for The Didmartin Investment Trust at any time,
      (ii) 192,400 Common Shares held by Puglia Corporation, which is wholly owned by The Parkdale Investment Trust, a trust established for the benefit of Mr. Schiralli and his family, and over which Mr. Schiralli does not exercise dispository or voting control; however, Mr. Schiralli can appoint a new trustee for The Parkdale Investment Trust at any time, (iii) 736,812 Common Shares held by The Farouk Investment Trust, a trust established for the benefit of Mr. Schiralli and his family, and over which Mr. Schiralli does not exercise dispository or voting control; however, Mr. Schiralli can appoint a new trustee for The Farouk Investment Trust at any time, and (iv) 55,000 Common Shares held by Sandra A. Schiralli, Mr. Schiralli's wife.

(3) Includes 438,286 Common Shares subject to options exercisable within 60 days after August 31, 1998, held by the twelve directors and executive officers of the Company.

ITEM 5. NATURE OF TRADING MARKET

      The Common Shares are quoted on the Nasdaq National Market under the symbol "GNSSF". The Common Shares are not listed or quoted on any other quotation system or securities exchange. The following table sets forth the range of quarterly high and low sale prices of the Common Shares on the Nasdaq National Market since the Company's initial public offering on February 24, 1998.

                                                  HIGH            LOW
                                                 -------        -------
FISCAL 1998:
Third Quarter (from February 24, 1998)........   $14 1/2        $12 7/8
Fourth Quarter................................   $17 3/8        $11 1/4

      On August 31, 1998 the last sale price for the Common Shares as reported on the Nasdaq National Market was $6 3/4 per share.

      On August 31, 1998 approximately 32% of the outstanding Common Shares were held by shareholders of record in the United States, represented by approximately 155 holders.

ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

EXCHANGE CONTROLS

      Canada has no system of exchange controls. There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See Item 7, "Taxation."

INVESTMENT CANADA ACT

      There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares or Special Shares of the Company with voting rights (collectively, "Voting Shares"), other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization ("WTO") Agreement Implementation Act. The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in Voting Shares of the Company by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company equaled or exceeded CDN $172 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquiror through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a WTO investor if it is a "WTO investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

      Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

ITEM 7. TAXATION

      The following discussion is intended to be a general description of the Canadian federal and U.S. federal income tax considerations material to the ownership of Common Shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective investors, and no opinion or representation with respect to the income tax consequences to any such prospective investor is made. It does not take into account the individual circumstances of any particular investor and does not address consequences peculiar to any investor subject to special provisions of Canadian or U.S. income tax law. Therefore, investors should consult their own tax advisors with respect to the tax consequences of an investment in the Common Shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      The following summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA") and the regulations thereunder, all proposed amendments to the ITA and the regulations thereunder publicly announced by the Department of Finance, Canada prior to the date hereof, the current published administrative and assessing practices of Revenue Canada, the Canada-United States Income Tax Convention (1980) (the "Convention") and amendments thereto. Except for the foregoing, this summary does not take into account or anticipate changes in the law or the administrative or assessing practices of Revenue Canada whether by legislative, governmental or judicial action and does not take into account or anticipate provincial,territorial or foreign tax considerations.

      This summary relates to the principal Canadian income tax considerations under the ITA and the regulations thereunder generally applicable to purchasers of Common Shares who: (i) for purposes of the ITA, are not, have not been and will not be or be deemed to be resident in Canada at any time while they held or hold Common Shares, deal at arm's length with the Company, will hold their Common Shares as capital property, do not use or hold, and will not and will not be deemed to use or hold their Common Shares in, or in the course of carrying on a business in Canada, and is not a "financial institution" for the purposes of the mark-to-market rules, and (ii) for purposes of the Convention, are residents of the United States and not residents of Canada and will not hold their Common Shares as part of the business property of a permanent establishment or in connection with a fixed base in Canada (a "U.S. Holder").

      Amounts in respect of Common Shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will generally be subject to Canadian non-resident withholding tax. Such withholding tax is levied at a rate of 25%, which may be reduced pursuant to the terms of the Convention. Under the Convention, the rate of Canadian non-resident withholding tax on the gross amount of dividends beneficially owned by a U.S. Holder is 15%. However, where such beneficial owner is a company which owns at least 10% of the voting stock of the Company, the rate of such withholding is 5%.

      A U.S. Holder will not be subject to tax under the ITA in respect of any disposition of Common Shares unless at the time of such disposition such Common Shares constitute "taxable Canadian property" of the holder for purposes of the ITA. If the Common Shares are listed on a prescribed stock exchange for the purposes of the ITA at the time they are disposed for, they will generally not constitute "taxable Canadian property" of the U.S. Holder at the time of a disposition of such shares unless at any time during the five year period immediately preceding the disposition of the Common Shares, 25% or more of the issued shares of any class or series of the Company, or an interest therein or an option in respect thereof, were owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length. Under the Convention, gains derived by a U.S. Holder from the disposition of Common Shares that constitute "taxable Canadian property" will generally not be taxable in Canada unless the value of the Common Shares is derived principally from real property situated in Canada.

UNITED STATES FEDERAL INCOME TAXATION

      The following discussion summarizes certain U.S. Federal Income tax considerations relevant to an investment in the Common Shares by purchasers who, for income tax purposes, hold Common Shares as capital assets, do not use or hold the Common Shares in carrying on a business through a permanent establishment or in connection with a fixed base in Canada. This summary addresses only the U.S. Federal income tax considerations of holders who are citizens or residents of the United States, partnerships or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates the income of which is subject to U.S. Federal income taxation regardless of its source, or trusts if (i) a court within the United States is able to exercise primary supervision over its administration, and (ii) one or more United States persons have the authority to control all substantial decisions ("United States Holders").

      This summary is of a general nature only and holders and prospective holders of Common Shares are advised to consult their own tax advisors with respect to the U.S. Federal, state and local tax consequences, as well as with respect to the tax consequences in Canada of the ownership of Common Shares applicable in their particular tax situations. In particular, the following summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold Common Shares as a position in a "straddle" or as part of a "hedging" or "conversion" or other risk reduction transaction for tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders of 10% or more (by voting power or value) of the Common Shares.

      This summary is based on the tax laws of the U.S., as interpreted in published rulings and procedures (including the Code, its legislative history, existing and proposed regulations thereunder, and in court decisions and as interpreted in published rulings) and as in effect on the date hereof, as well as on the Convention, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

      United States Holders generally will treat the gross amount of dividends paid by the Company, without reduction for the Canadian withholding tax, as dividend income for U.S. Federal income tax purposes to the extent of the Company's current or accumulated earnings and profits. However, the amount of Canadian tax withheld generally will give rise to a foreign tax credit or deduction for U.S. Federal income tax purposes. United States Holders should be aware that dividends paid by the Company generally will constitute "passive income" for purposes of the foreign tax credit. The Internal Revenue Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer. United States Holders should consult their own tax advisors with respect to the potential consequences of those limitations. Dividends paid on the Common Shares will not generally be eligible for the "dividends received deduction." To the extent that distributions exceed current and accumulated earnings and profits of the Company, they will be treated first as a return of capital, up to the amount of the United States Holders' adjusted basis in Common Shares, and thereafter as gain from the sale or exchange of the Common Shares. If dividends are paid in Canadian dollars, the amount of the dividend distribution includible in the income of a United States Holder will be the U.S. dollar value of the payments made in Canadian dollars, determined at a spot exchange rate between Canadian and U.S. dollars applicable to the date such dividend is includible in the income of the United States Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

      Under current United States Treasury Regulations, dividends paid on Common Shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds from the sale or redemption of, Common Shares in the United States through a U.S. or U.S.-related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to a 31% backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding rules will be allowed as a refund or credits against a United States Holder's Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

      A United States Holder generally will recognize gain or loss, as the case may be, on the sale or exchange of Common Shares equal to the difference between the amount realized on such sale or exchange (determined in U.S. dollars) and the United States Holder's tax basis in the Common Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss, as the case may be, if the Common Shares were held for more than one year. Gains on most capital assets held by an individual for more than one year are subject to tax at a maximum rate of 20%.

PASSIVE FOREIGN INVESTMENT COMPANY

      A non-U.S. corporation will be classified as a passive foreign investment company (a "PFIC") for U.S. Federal income tax purposes if it satisfies either of the following two tests: (i) 75% or more of its gross income for the taxable year is passive income or (ii) on average for the taxable year (by value or, if the Company so elects, by adjusted basis), 50% or more of its assets produce or are held for the production of passive income.

      The Company does not believe that it satisfies either of the tests for PFIC status. If the Company were to be a PFIC for any taxable year, United States Holders would be required to either (i) pay an interest charge together with tax calculated at maximum ordinary income rates on certain "excess distributions" (defined to include gain on a sale or other disposition of Common Shares),or (ii) if a Qualified Electing Fund election is made, to include in their taxable income their pro rata share of certain undistributed amounts of the Company's income.

ITEM 8. SELECTED FINANCIAL DATA

      The following table sets forth selected consolidated financial data of the Company for the periods indicated. The selected financial data for the fiscal years ended May 31, 1996, 1997 and 1998 have been derived from, and should be read in conjunction with, the Company's audited Consolidated Financial Statements and Notes thereto, which have been audited by KPMG, independent chartered accountants, and included elsewhere in this Annual Report. The selected financial data for each of the fiscal years ended May 31, 1994 and 1995 have been derived from the Company's audited consolidated financial statements not appearing in this Annual Report. The financial information set forth below is qualified by and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Annual Report and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      The Consolidated Financial Statements of the Company are stated in U.S. dollars and are prepared in accordance with Canadian GAAP. Except as noted, the financial data set forth below is presented in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. For a description of the principal differences between Canadian GAAP and U.S. GAAP, see Note 10 of the Notes to Consolidated Financial Statements.

    CONSOLIDATED STATEMENTS OF OPERATIONS DATA:


                                                                                   YEAR ENDED MAY 31,
                                                              -----------------------------------------------------------
Canadian GAAP                                                  1994          1995        1996          1997         1998
                                                              -------      -------      -------      -------      -------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Revenues:
  Products ..............................................     $    82      $   283      $ 1,381      $ 4,164      $14,941
  Design services and other .............................         295          241          143          363          806
                                                              -------      -------      -------      -------      -------
       Total revenues ...................................         377          524        1.524        4,527       15,747
Cost of revenues ........................................         115          107          434        2,983        4,819
                                                              -------      -------      -------      -------      -------
Gross profit ............................................         262          417        1,090        1,544       10,928
Operating expenses:
  Research and development ..............................       1,743        1,925        2,605        3,351        4,538
  Less investment tax credits and government
  assistance ............................................        (503)        (807)        (508)        (707)        (890)
                                                              -------      -------      -------      -------      -------
                                                                1,240        1,118        2,097        2,644        3,648
  Selling and marketing .................................         188          769        1,389        2,449        3,316
  General and administrative ............................         488          743        1,053        1,206        1,231
                                                              -------      -------      -------      -------      -------
       Total operating expenses .........................       1,916        2,630        4,539        6,299        8,195
                                                              -------      -------      -------      -------      -------
Income (loss) from operations ...........................      (1,654)      (2,213)      (3,449)      (4,755)       2,733
Interest income (expense) ...............................         (48)        (101)        (143)        (147)         675
                                                              -------      -------      -------      -------      -------
Income (loss) before income taxes .......................      (1,702)      (2,314)      (3,592)      (4,608)       3,408
Provision for income taxes ..............................         --           --           --           --           --
                                                              -------      -------      -------      -------      -------
Net income (loss) .......................................     $(1,702)     $(2,314)     $(3,592)     $(4,608)     $ 3,408
                                                              =======      =======      =======      =======      =======
Earnings (loss) per share
       Basic ............................................     $ (0.40)     $ (0.48)     $ (0.59)     $ (0.62)     $  0.36
       Fully diluted ....................................     $ (0.40)     $ (0.48)     $ (0.59)     $ (0.62)     $  0.29
Weighted average number of Common Shares outstanding
       Basic ............................................       4,270        4,824        6,071        7,463        9,559
       Fully diluted ....................................       4,270        4,824        6,071        7,463       12,912
U.S. GAAP
Net income (loss) .......................................     $(1,755)     $(2,314)     $(3,815)     $(5,815)     $ 3,113
                                                              -------      -------      -------      -------      -------
Earnings (loss) per share
       Basic ............................................     $ (0.41)     $ (0.48)     $ (0.63)     $ (0.70)     $  0.33
       Diluted ..........................................     $ (0.41)     $ (0.48)     $ (0.63)     $ (0.70)     $  0.26
Weighted average number of Common Shares outstanding
       Basic ............................................       4,270        4,824        6,071        7,463        9,559
       Diluted ..........................................       4,270        4,824        6,071        7,463       12,912

                                                                     MAY 31,
                                              ----------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:               1994       1995         1996      1997       1998
                                              -------    -------     -------    -------    -------
Canadian GAAP                                                      (IN THOUSANDS)
Cash and cash equivalents ................    $ 1,346    $   892     $ 1,533    $ 3,687    $35,904
Working capital ..........................      1,594      1,707       1,689      6,903     41,004
Total assets .............................      2,412      2,541       5,200      9,613     47,446
Long-term debt, net of current portion ...      1,861      2,212       1,406        794        655
Shareholders' equity (deficiency) ........         69        (91)      1,322      7,621     44,151
U.S. GAAP
Cash and cash equivalents ................    $ 1,332    $   893     $ 1,533    $ 3,687    $35,904
Working capital ..........................      1,579      1,708       1,689      6,903     41,004
Total assets .............................      2,388      2,543       5,200      9,613     47,446
Long-term debt, net of current portion ...      1,843      2,214       1,406        794        655
Shareholders' equity (deficiency) ........         68        (91)      1,322      7,621     44,151

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Form 20-F. This Form 20-F contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in the subsection "Risk Factors" and elsewhere in this Form 20-F.

OVERVIEW

      The Company designs, develops and markets sophisticated, real-time, cost-effective, high-quality digital image manipulation IC solutions. Currently, the Company is focused on the development and introduction of image manipulation IC solutions for the LCD monitor market as well as other potential mass markets. The Company markets and sells its products through authorized distributors and with the support of regional sales representatives. Average selling prices to distributors are typically less than average selling prices to OEM customers. Average selling prices and product margins of the Company's image manipulation IC products generally are highest during the initial months of product introduction and decline over time as products mature. The Company recognizes revenues from product sales upon shipment. Product returns and allowances are estimated and provided for at the time of sale. To date, the Company has not experienced any significant product returns.

      In addition to product sales, the Company derives revenues from design services that generally assist the Company's customers in developing products that use its IC solutions. The Company also receives revenues from license fees and royalties, which to date have been immaterial. The Company intends to explore opportunities for licensing its technology to IC suppliers outside of the Company's target markets.

      The Company's costs of finished products from its semiconductor suppliers have historically been negotiated at fixed prices on an annual basis, and have not been dependent on the suppliers' manufacturing yields. Under the IBM Agreements, the Company is obligated to provide rolling 12 month forecasts of anticipated monthly purchases and to place purchase orders which become binding approximately 4 months prior to shipment. If the Company cancels a purchase order, it must pay cancellation penalties based on the status of the work in process. The Company has a limited ability to make adjustments to its forecasts and, therefore, the Company must make forecasts and place purchase orders for products several months before it receives purchase orders from its own customers. This restricts the Company's ability to react to fluctuations in demand for its products and may cause the Company to have an excess or a shortage of a particular product. For example, in the fiscal year ended May 31, 1997, the Company recorded provisions totaling $1.3 million for declines in inventory value and for write downs of excess inventory.

      Investment tax credits ("ITCs") are earned by the Company under the provisions of the Income Tax Act (Canada) as a result of carrying out qualifying research and development activities in Canada. As a Canadian-controlled Private Company ("CCPC"), these investment tax credits were earned at a rate of 45% of the first CDN$2.0 million in qualifying expenditures, and at a rate of 20% of qualifying expenditures in excess of that amount. As a result of the Company's initial public offering in February 1998, the Company lost its status as a CCPC. Accordingly, ITCs are now earned at a rate of 20% on all qualifying expenditures. As a CCPC, the ITCs earned at the 45% rate were refundable to the Company. Upon loss of the CCPC status, the ITCs earned may only be applied to reduce income taxes payable. See Notes 2 and 7 of the Notes to Consolidated Financial Statements.

      From time to time the Company also applies for and receives government assistance in the form of grants related to specific research or development projects. The amount of the grants are typically based on a portion of the cost of the specific project. See Note 2 of the Notes to Consolidated Financial Statements.

      At May 31, 1998, the Company had $5.3 million of losses and deductions available to reduce future years' taxable income in the United States. The Company does not anticipate paying any income taxes until the benefit of these losses and deductions has been fully utilized. See Note 7 of the Notes to Consolidated Financial Statements.

      The Company's revenues and cost of revenues are denominated in U.S. dollars, while a substantial portion of the Company's operating expenses are denominated in Canadian dollars. Accordingly, the Company's operating results are affected by changes in the exchange rate between Canadian and U.S. dollars. Any future strengthening of the Canadian dollar versus the U.S. dollar could negatively impact the Company's operating results. The Company does not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rates or interest rate fluctuations. However, the Company may in the future undertake such transactions if management determines that it is necessary to offset such risks.

RESULTS OF OPERATIONS

The following table sets forth the percentage of total revenues represented by certain items in the Company's consolidated statement of operations data for the periods indicated:

                                                                        YEAR ENDED MAY 31,
                                                                 -------------------------------
Canadian GAAP                                                     1996         1997        1998
                                                                 -------     -------     -------

Revenues:
   Products ................................................        90.6 %      92.0 %      94.9 %
   Design services and other ...............................         9.4         8.0         5.1
                                                                 -------     -------     -------
   Total revenues ..........................................       100.0       100.0       100.0
   Cost of revenues ........................................        28.5        65.9        30.6
                                                                 -------     -------     -------
 Gross profit ..............................................        71.5        34.1        68.4
 Operating expenses:

   Research and development ................................       171.0        74.0        28.8

   Less investment tax credits and government assistance ...       (33.4)      (15.6)       (5.7)
                                                                 -------     -------     -------
                                                                   137.6        58.4        23.1
   Selling and marketing ...................................        91.1        54.1        21.1
   General and administrative ..............................        69.1        26.6         7.8
                                                                 -------     -------     -------
        Total operating expenses ...........................       297.8       139.1        52.0
                                                                 -------     -------     -------
 Income (loss) from operations .............................      (226.3)     (105.0)       17.4
 Interest income (expense) .................................        (9.4)        3.2         4.2
                                                                 -------     -------     -------
 Income (loss) before income taxes .........................      (235.7)     (101.8)       21.6
 Provision for income taxes ................................         0.0         0.0         0.0
                                                                 -------     -------     -------
 Net income (loss) .........................................      (235.7)%    (101.8)%      21.6 %
                                                                 =======     =======     =======

      Total Revenues. Total revenues for the year ended May 31, 1998 increased to $15.7 million from $4.5 million in the previous year, an increase of 247.8%. Total revenues for fiscal 1997 increased by 197.0% over total revenues of $1.5 million in fiscal 1996. The increase in total revenues in fiscal 1998 over fiscal 1997 is primarily due to the introduction and market acceptance of new products, principally DICE and AIM products that were introduced in fiscal 1997 as well as FRC products that were introduced in the third quarter of fiscal 1998. Total revenues in fiscal 1998 were also positively impacted by an increase in design services activities. The increase in total revenues in fiscal 1997 over fiscal 1996 resulted primarily from greater market acceptance of the Company's GenScale products and to a lesser extent from the introduction of the Company's DICE and AIM products in fiscal 1997. The Company does not expect to sustain this rate of revenue growth in future periods.

Gross Profit. Gross profit for fiscal 1998 increased to $10.9 million from $1.5 million in fiscal 1997 and from $ 1.1 million in fiscal 1996, representing 69.4%, 34.1% and 71.5% of total revenues, respectively. The increase in gross profit was attributable to higher sales volumes and a more favorable mix of products sold. Gross profit was positively impacted in fiscal 1998 by higher gross margins of the Company's AIM product line and, to a lesser extent, by lower average component costs. Inventory write downs of $1.3 million in fiscal 1997 resulted in a decline in gross margins for that year, and were related to IC products that had been replaced by follow-on products and to excess inventory levels of certain other IC products. Gross margins may decline in future periods as the Company enters higher volume markets.

      Research and Development. Research and development expenses include compensation and associated costs relating to research and development personnel, development tools and prototyping costs, which are comprised of prototyping and pre-production costs. Research and development expenses for the year ended May 31, 1998 increased to $4.5 million from $3.4 million in the previous fiscal year and from $2.6 million in fiscal 1996, representing 28.8%, 74.0% and 171.0% of total revenues, respectively.

The increases in absolute dollars in fiscal years 1998 and 1997 reflect greater personnel costs associated with an expansion in the Company's research and development activities and increased prototype and pre-production expenses of new products. The Company expects to continue to make substantial investments in its research and development activities and anticipates that research and development expenses will continue to increase in absolute dollars. The decline in research and development expenses as a percentage of total revenue resulted from the rate of growth in total revenues exceeding the rate of growth of research and development expenses.

      Investment tax credits and government assistance. Investment tax credits and government assistance includes investment tax credits earned on qualified research and development activities carried out in Canada as well as grants for specifically funded research and development projects. Investment tax credits and government assistance were $890,000, $707,000 and $508,000 in fiscal 1998, 1997 and 1996, respectively, and were 5.7%, 15.6% and 33.4% of total revenues, respectively. This increase was a result of increased investment tax credits earned on research and development expenditures, partially offset by a decline in government grants received. The Company expects that investment tax credits will increase in total dollars as research and development costs increase, but that they will continue to decrease as a percentage of total revenues. The decrease of investment tax credits and government assistance as a percentage of total revenues was due to the growth in total revenues.

      Selling and Marketing. Selling and marketing expenses consist primarily of personnel and related overhead costs for sales, marketing and customer support activities and commissions paid to regional sales representatives. Selling and marketing expenses were $3.3 million, $2.4 million and $1.4 million in fiscal 1998, 1997 and 1996, respectively, and were 21.1%, 54.1% and 91.1% of total revenues, respectively. The dollar increases in selling and marketing expenses reflect increased personnel costs related to increased sales, marketing and customer support activities and increased commissions associated with higher sales volumes. The Company expects selling and marketing expenses to increase in absolute dollars due to the addition of marketing, sales and customer support personnel and continued expansion of its international operations. The decline in selling and marketing expenses as a percentage of total revenue resulted from the increase in total revenues for the period.

      General and Administrative. General and administrative expenses consist primarily of personnel and related overhead costs for finance, MIS activities, human resources and general management. General and administrative expenses were $1.2 million, $1.2 million and $1.1 million for fiscal 1998, 1997 and 1996, respectively, and were 7.8%, 26.6% and 69.1% of total revenues,respectively. The increase in dollars reflects increased personnel costs due to an increase in the number of administrative personnel, and increased provisions for bad debts. The Company expects general and administrative expenses to increase in absolute dollars due to the addition of new finance and administrative personnel and additional expenses related to being a public company. The decline in general and administrative expenses as a percentage of total revenue resulted from the increase in total revenues for the period.

      Provision for Income Taxes. There was no provision for income taxes in the year ended May 31, 1998 because the Company had investment tax credits, non-capital losses and unclaimed research and development expenditures available for carry-forward against taxes payable or taxable income. There was no provision for income taxes in fiscal 1997 or 1996 because the Company had a net loss in each year.

QUARTERLY RESULTS OF OPERATIONS

      The following table sets forth certain unaudited quarterly statements of operations data for the eight fiscal quarters ended May 31, 1998. The unaudited data has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Annual Report, and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the periods presented. Such statements of operations data should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto appearing elsewhere in this Annual Report.

                                                               THREE MONTHS ENDED
                                                ----------------------------------------------
                                                AUG. 31,     NOV. 30,     FEB. 28,     MAY 31,
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:       1997         1997         1998         1998
                                                -------      -------      -------      -------
Canadian GAAP                                                   (IN THOUSANDS)
Revenues:
     Products ...........................       $ 2,061      $ 2,940      $ 4,439      $ 5,501
     Design services and other ..........           141          288          337           40
                                                -------      -------      -------      -------
          Total revenues ................         2,202        3,228        4,776        5,541
Cost of revenues ........................           585          949        1,402        1,883
                                                -------      -------      -------      -------
Gross profit ............................         1,617        2,279        3,374        3,658
Operating expenses:
     Research and development ...........           840        1,036        1,295        1,367
     Loss investment tax credits and
          government assistance .........          (205)        (218)        (226)        (241)
                                                -------      -------      -------      -------
                                                    635          818        1,069        1,126
     Selling and marketing ..............           661          706          935        1,014
     General and administrative .........           280          289          304          358
                                                -------      -------      -------      -------
          Total operating expenses ......         1,576        1,813        2,308        2,498
                                                -------      -------      -------      -------
Income from operations ..................            41          466        1,066        1,160
Interest income .........................            60           68           60          487
                                                -------      -------      -------      -------
Income before income taxes ..............           101          534        1,126        1,647
Provision for income taxes ..............            --           --           --           --
                                                -------      -------      -------      -------
Net income ..............................       $   101      $   534      $ 1,126      $ 1,647
                                                =======      =======      =======      =======

                                                                THREE MONTHS ENDED
                                                 ----------------------------------------------
                                                 AUG. 31,     NOV. 30,     FEB. 28,     MAY 31,
                                                   1996         1996         1997         1997
                                                 -------      -------      -------      -------
Canadian GAAP                                                (IN THOUSANDS)
Revenues:
     Products ...........................        $   792      $ 1,008      $ 1,112      $ 1,252
     Design services and other ..........             19           --           89          255
                                                 -------      -------      -------      -------
          Total revenues ................            811        1,008        1,201        1,507
Cost of revenues ........................            650          483          462        1,388
                                                 -------      -------      -------      -------
Gross profit ............................            161          525          739          119
Operating expenses:
     Research and development ...........            659          875          878          939
     Loss investment tax credits and
          government assistance .........           (175)        (182)        (223)        (127)
                                                 -------      -------      -------      -------
                                                     484          693          655          812
     Selling and marketing ..............            425          509          688          827
     General and administrative .........            324          319          277          286
                                                 -------      -------      -------      -------
          Total operating expenses ......          1,233        1,521        1,620        1,925
                                                 -------      -------      -------      -------
Loss from operations ....................         (1,072)        (996)        (881)      (1,806)
Interest income (expense) ...............            (95)          99           77           66
                                                 -------      -------      -------      -------
Loss before income taxes ................         (1,167)        (897)        (804)      (1,740)
Provision for income taxes ..............             --           --           --           --
                                                 -------      -------      -------      -------
Net loss ................................        $(1,167)     $  (897)     $  (804)     $(1,740)
                                                 =======      =======      =======      =======

     Gross profit in the three month periods ended August 31, 1996, November 30, 1996 and May 31, 1997 was negatively impacted by inventory write downs of certain products in the Company's GenScale and DICE product lines. Gross profit in the three month periods ended August 31, 1997, November 30, 1997 and February 28, 1998 was positively impacted by higher margins of the Company's AIM products and, to a lesser extent, by lower average component costs. Gross margins in the three month period ended May 31, 1998 was negatively impacted by higher component costs for the Company's FRC products and lower design service revenues. Research and development expenses have varied from quarter to quarter primarily due to the timing of non-recurring engineering charges related to new product development. Selling and marketing expenses for the three months ended May 31, 1997 increased due to certain contract costs related to supporting customer development activities.

     The Company's results of operations have fluctuated significantly in the past and may continue to fluctuate in the future as a result of a number of factors, many of which are beyond the Company's control. These factors include, among others: growth rate of markets into which the Company sells its products; market acceptance of and demand for the products of the Company and those of the Company's customers; unanticipated delays or problems in the introduction of the Company's products; the Company's ability to introduce new products in accordance with OEM design requirements and design cycles; new product announcements or product introductions by the Company and the Company's competitors; availability and cost of manufacturing sources for the Company's products; supply constraints for components incorporated into the Company's customers' products; changes in the mix of sales to OEMs and distributors; incorrect forecasting of future revenues; the volume of orders that are received and can be fulfilled in a quarter; the rescheduling or cancellation of orders by customers; costs associated with protecting the Company's intellectual property; changes in product mix; changes in product costs and pricing; and, currency exchange rate fluctuations. Any one or more of these factors could result in the Company's failure to achieve its expectations as to future operating results. The Company's gross profit is affected by a number of factors, including product mix, product pricing and product costs. The Company may be required to reduce prices in response to competitive pressure or other factors or increase spending to pursue new market opportunities. Any decline in average selling prices of a particular IC product which is not offset by a reduction in product costs or by sales of other products with higher gross margins would decrease the Company's overall gross profit and adversely affect the Company's business, financial condition and results of operations.

     Because a significant portion of the Company's business has been and is expected to continue to be derived from orders placed by a limited number of large customers, variations in the timing of such orders can cause significant fluctuations in the Company's operating results. Anticipated orders from customers may fail to materialize and delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements. The Company's expenditures for research and development, selling and marketing, and general and administrative functions are based in part on future revenue projections. The Company may be unable to adjust spending in a timely manner in response to any unanticipated declines in revenues, which may have a material adverse effect on the Company's business, financial condition and results of operations. The Company may be required to reduce prices in response to competitive pressure or other factors or increase spending to pursue new market opportunities. Any decline in average selling prices of a particular IC product which is not offset by a reduction in product costs or by sales of other products with higher gross margins would decrease the Company's overall gross profit and adversely affect the Company's business, financial condition and results of operations.

     The Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. It is likely that in some future period the Company's operating results or business outlook will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price for the Common Shares.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents were $35.9 million, $3.7 million and $1.5 million at May 31, 1998, 1997 and 1996 respectively. The Company generated net cash from operations of $2.1 million in fiscal 1998. Net cash used in operations was $5.7 million and $4.0 million in fiscal 1997 and 1996, respectively. Net cash generated from operations in fiscal 1998 consisted primarily of net income plus increases in accounts payable and accrued liabilities, offset by increases in accounts receivable and inventory. In fiscal 1997, the net cash used in operations was primarily due to the net loss and the funding of increased levels of receivables and inventory, partially offset by increases in accrued liabilities. For fiscal 1996, net cash used in operations was due primarily to the net loss, increases in funding of current assets partially offset by increases in current liabilities. Net cash used in investing activities in fiscal 1998, 1997 and 1996 was approximately $1.4 million, $1.0 million and $303,000, respectively, for the purchase of capital assets. Continued expansion of the Company's business may require higher levels of capital equipment purchases. The Company has no significant capital spending or purchase commitments other than purchase commitments made in the ordinary course of business. Net cash provided by financing activities was $31.5 million in fiscal 1998, primarily a result of raising $31.7 million in net proceeds from the Company's initial public offering of its Common Shares in February 1998. In fiscal 1997 and 1996, net cash provided by financing activities was $8.8 million and $4.9 million, respectively, which included $10.9 million and $5.0 million of net proceeds from private equity financings. The Company had net repayments of debt financing of $62,000, $2.0 million, and $64,000 in fiscal 1998, 1997 and 1996, respectively.

     Since inception, the Company has satisfied its liquidity needs primarily through sales of equity securities and, to a lesser extent, through long-term debt and bank indebtedness for working capital purposes. The Company believes that its existing cash balances together with any cash generated from its operations will be sufficient to meet the Company's capital requirements through at least the next 12 months, although the Company could be required, or could elect, to seek to raise additional capital during such period.

     From time to time the Company evaluates acquisitions of businesses, products or technologies that complement the Company's business. Any such transactions, if consummated, may use a portion of the Company's working capital or require the issuance of equity securities that may result in further dilution to the Company's shareholders.

YEAR 2000 COMPLIANCE

     The Company uses a number of computer software programs, including operating systems, financial and administrative systems and other information technology ("IT") systems, as well as a number of non-IT systems, typically embedded technologies, in its internal operations. To the extent that the Company's IT and non-IT systems are unable to appropriately interpret the upcoming calendar year "2000," modification or replacement of such systems will be necessary. The Company has established a committee to identify the IT and non-IT systems that are not Year 2000 compliant. The committee will also review the IT and non-IT systems of the Company's suppliers and major customers to determine whether or not their systems are Year 2000 compliant. The Company has been communicating with its suppliers and major customers regarding this issue. The committee is currently reviewing potential Year 2000 issues and their impact, as well as investigating possible methods of remediation. The Company intends to implement remediation programs by the end of 1998, and to be fully Year 2000 compliant by mid-1999. The Company's costs to date related to Year 2000 compliance have not been material, and while the total estimated costs of remediation have not yet been determined, the Company anticipates that any future costs will not be material. The Company is not yet certain as to what a reasonably likely worst case Year 2000 scenario will be. This issue will be reviewed by the Company's Year 2000 committee. Consequently, the Company has not yet established a contingency plan to handle such a scenario, although it plans to by mid-1999.

     Given the information known at this time about the Company's systems, coupled with the Company's ongoing efforts to upgrade or replace critical business systems as necessary, it is currently anticipated that known Year 2000 compliance costs will not have a material adverse impact on the Company's business, financial condition and results of operations. However, the Company is still analyzing its IT and non-IT systems, as well as those of its suppliers and major customers and, to the extent they are not fully Year 2000 compliant, there can be no assurance that the costs necessary to update or replace such systems or the potential systems or business interruptions that could occur would not have a material adverse effect on the Company's business, financial condition and results of operations.

                                  RISK FACTORS

     In addition to the other information contained and incorporated by reference in this Form 20-F, the following factors should be carefully considered in evaluating the Company and its business:

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     The Company recorded operating losses in each year from inception through the end of its 1997 fiscal year. Although the Company first achieved profitability on a quarterly basis during the three months ended August 31, 1997, there can be no assurance that the Company will remain profitable on a quarterly or annual basis. Although the Company has experienced revenue growth in recent periods, such growth rates are not indicative of future operating results and there can be no assurance that the Company will be able to sustain revenue growth or profitability in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON GROWTH OF LCD MONITOR AND OTHER POTENTIAL MARKETS

     The Company's ability to generate increased revenues will depend on the growth of the LCD monitor market, which is at an early stage of development, and the development of other new markets for its image manipulation integrated circuits ("ICs"). The potential size of the LCD monitor market and the timing of its development are uncertain and will depend upon a number of factors, all of which are beyond the Company's control. These factors include a reduction in the cost of high-performance LCD monitors, the availability in high volume of required components, the relative cost and performance level of CRTs and the emergence of competing technologies. The Company's growth will also depend upon the emergence and subsequent development of other potential markets for its image manipulation ICs, such as home theater, DVD, PDP/TV, DTV and HDTV. All of these markets are currently in the early stages of development, and the growth of these markets is highly uncertain. Factors beyond the Company's control may adversely affect the development of these potential markets. The failure of the LCD monitor and other potential markets to develop as expected by the Company within anticipated time frames would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Markets, Applications and Customers."

MARKET ACCEPTANCE OF COMPANY'S PRODUCTS FOR THE LCD MONITOR MARKET

     The Company's success in the LCD monitor market will depend upon the extent to which OEMs incorporate the Company's image manipulation ICs into their products. To date, the Company has shipped commercial quantities of its IC products to several LCD monitor OEMs, but there can be no assurance that such OEMs will purchase significant quantities of the Company's products in the future. Although the Company has achieved design wins with certain additional LCD monitor OEMs, there can be no assurance that such design wins will translate into future orders for the Company's image manipulation ICs. The Company commenced commercial shipments of its products for the LCD monitor market in the first quarter of calendar 1998 and expects to introduce additional products on an ongoing basis. There can be no assurance that the Company will receive significant orders for any of these products. The Company's ability to obtain significant orders for its products will depend upon a number of factors, many of which are beyond the Company's control, including the Company's ability to effectively adapt its existing technologies to the requirements of the LCD monitor market and the potential introduction by competitors of new, more functional and cost-effective products. The failure of the Company's products to achieve market acceptance in the LCD monitor market would have a material adverse affect upon the Company's business, financial condition and results of operations. See "--Competition."

FLUCTUATIONS IN OPERATING RESULTS

     The Company's results of operations have fluctuated significantly in the past and may continue to fluctuate in the future as a result of a number of factors, many of which are beyond the Company's control. These factors include, among others: the growth rate of markets into which the Company sells its products; market acceptance of and demand for the products of the Company and those of the Company's customers; unanticipated delays or problems in the introduction of the Company's products; the Company's ability to introduce new products in accordance with OEM design requirements and design cycles; new product announcements or product introductions by the Company and the Company's competitors; availability and cost of manufacturing sources for the Company's products; supply constraints for components incorporated into the Company's customers' products; changes in the mix of sales to OEMs and distributors; incorrect forecasting of future revenues; the volume of orders that are received and can be fulfilled in a quarter; the rescheduling or cancellation of orders by customers; costs associated with protecting the Company's intellectual property; changes in product mix; changes in product costs and pricing; and currency exchange rate fluctuations. Any one or more of these factors could result in fluctuations as to future operating results.

     Because a significant portion of the Company's business has been and is expected to continue to be derived from orders placed by a limited number of large customers, variations in the timing of such orders can cause significant fluctuations in the Company's operating results. Anticipated orders from customers may fail to materialize and delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements. The Company's expenditures for research and development, selling and marketing, and general and administrative functions are based in part on future revenue projections. The Company may be unable to adjust spending in a timely manner in response to any unanticipated declines in revenues, which may have a material adverse effect on the Company's business, financial condition and results of operations. The Company may be required to reduce prices in response to competitive pressure or other factors or increase spending to pursue new market opportunities. Any decline in average selling prices of a particular IC product which is not offset by a reduction in product costs or by sales of other products with higher gross margins would decrease the Company's overall gross profit and adversely affect the Company's business, financial condition and results of operations.

     As a result of the factors listed above and other factors, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. It is likely that in some future period the Company's operating results or business outlook will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price of the Common Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON NEW PRODUCT DEVELOPMENT; RAPID TECHNOLOGICAL CHANGE

     The Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely manner new products and enhancements to its existing image manipulation IC products. These products and product enhancements must incorporate technological changes and innovations and meet evolving customer or industry standards. Although the Company expects to continue to make significant investments in research and development to enhance existing products and develop new products that incorporate new and existing technologies, there can be no assurance that such new products or product enhancements will be successfully developed or, if developed, that any such new products or product enhancements will be developed in time to capture market opportunities or achieve a significant or sustainable level of acceptance in new and existing markets. The development of new, technologically-advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends. Any failure on the part of the Company to successfully design, develop and introduce new products and product enhancements may have a material adverse effect on the Company's business, financial condition and results of operations. In addition, development and manufacturing schedules for technology products are difficult to predict and there can be no assurance that the Company will achieve timely initial customer shipments of new products. The timely introduction of these products and their acceptance by customers are important to the future success of the Company. Any future delays, whether due to manufacturing, product design and development, lack of market acceptance or otherwise could adversely affect customer acceptance of the Company's products and have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Research and Development."

     The markets for the Company's IC solutions are characterized by rapidly changing technologies, evolving industry standards and changes in customer requirements. The introduction of new technologies and the emergence of new industry standards could render the Company's existing products and products currently under development obsolete and unmarketable. New standards may be developed that will eliminate the need for the Company's IC solutions and which would have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT TRANSITIONS

     From time to time, the Company or its competitors may announce new products, capabilities or technologies that may replace or shorten the life cycles of the Company's existing products. No assurance can be given that announcements of currently planned or other new products will not cause customers to defer or stop purchasing the Company's products until the Company's or its competitors' new products become available. Furthermore, the introduction of new or enhanced products requires the Company to manage the transition from older products to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. The Company's failure to effectively manage transitions from older products could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Inventory Risk."

LENGTHY SALES CYCLE

     The sale of the Company's image manipulation IC products typically involves a significant technical evaluation and commitment of capital and other resources by potential customers, as well as delays frequently associated with customers' internal procedures to deploy new technologies within their products and to test and accept new technologies. For these and other reasons, the sales cycle associated with the Company's products is typically lengthy, lasting three months or longer, and is subject to a number of significant risks, including customers' internal acceptance reviews, that are beyond the Company's control. Because of the lengthy sales cycle and the large size of customers' orders, if orders forecasted for a specific customer for a particular quarter are not realized in that quarter, the Company's operating results for that quarter could be materially adversely affected. See "Business--Sales and Marketing."

DEPENDENCE ON RELATIONSHIPS WITH INDUSTRY LEADERS

     A key element of the Company's strategy is to work closely with industry leaders in the digital display market to design products with improved performance, cost and functionality. The Company typically commits significant research and development resources to such design activities, often diverting financial and personnel resources from, or foregoing entirely, other development projects. Furthermore, the Company typically undertakes such design activities without entering into agreements under which these companies are obligated to continue the collaborative design project or to purchase the resulting products. Consequently, these companies may terminate the collaborative design project at any time without penalty. In addition, these companies may terminate a collaborative design project for a variety of reasons including the Company's failure to meet agreed-upon performance standards, or for reasons beyond the Company's control, including changing market conditions, increased competition, discontinued product lines and product obsolescence. The failure of a company to complete development of a collaborative design project or to purchase the products resulting from such projects may result in the unproductive utilization of the Company's research and development resources and the loss of potential revenues from the development and sale of alternative products. There can be no assurance that the Company will be able to continue to identify industry leaders willing to work with the Company on collaborative design projects in the future. In view of the rapid technological change and evolving industry standards that characterize the Company's potential target markets, the Company's failure to identify or establish such relationships on an ongoing basis could render its products less competitive, which would materially adversely affect its business, financial condition and results of operations.

DEPENDENCE ON THIRD PARTY MANUFACTURING, ASSEMBLING AND PRODUCT TESTING RELATIONSHIPS

     Genesis does not have its own fabrication facilities or assembly and testing operations. Instead, it relies on third parties to manufacture, assemble and test all of the Company's image manipulation IC products. While IBM is currently the primary supplier of the Company's IC products, Genesis is in the process of qualifying and commissioning additional suppliers of silicon wafers and assembly and test services in Asia in order to take advantage of competition for pricing and lead-times. Currently, no single product is being manufactured or planned to be manufactured in more than one location or by more than one source. There are many risks associated with the Company's dependence upon third party manufacturing, assembling and product testing relationships. These include reduced control over delivery schedules, quality assurance, manufacturing yields and costs, potential lack of adequate capacity during periods of excess demand, unavailability or interruption of access to certain process technologies and potential misappropriation of the Company's intellectual property.

     The Company is dependent on its suppliers to produce wafers of acceptable quality and with acceptable manufacturing yields, to deliver those wafers to assembly and testing subcontractors on a timely basis and to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs. The Company has at times experienced delivery delays and long manufacturing lead times. There can be no assurance that the Company's suppliers will continue to devote adequate resources to the production of the Company's IC products or deliver sufficient quantities of finished products on a timely basis or at an acceptable cost. Given the Company's reliance on these IC product suppliers, any such difficulties could have a material adverse effect on the Company's business, financial condition and results of operations.

     Currently, most of the Company's image manipulation IC products are being manufactured, assembled and tested by IBM or its subcontractors in France and the United States, and the Company expects that it will continue to rely upon IBM to manufacture, assemble and test many of its IC products. In this regard, IBM intends to discontinue its 0.8 micron manufacturing process upon which certain of the Company's IC products are based at the end of September 1999. The Company has one replacement product in production using a 0.35 micron manufacturing process and is in the process of designing replacement products using a 0.35 micron manufacturing process or other similar advanced process for the other products affected by the discontinuance. However, there can be no assurance that such replacement products will function to the Company's specifications, satisfy customer requirements, or be cost effectively produced before or after the 0.8 micron process is discontinued. A failure by the Company to successfully design replacement products could have a material adverse effect on the Company's business, financial condition and results of operations. The Company will make a final purchase from IBM of products using the 0.8 micron manufacturing process prior to the end of October 1998 based on its forecast of future demand for the products. In the event that the forecast were to prove inaccurate and the Company were to purchase excess inventory, write downs would result which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company expects that each of its IC products will be manufactured by a sole source manufacturer for the foreseeable future. Currently, all but one of the Company's products under volume manufacture are being supplied by IBM. The Company's gmFC1 frame refresh rate conversion IC is supplied by Chip Express. However, the Company expects that several of its future IC products will be manufactured, assembled and tested by new Asian manufacturing partners. The lead time necessary to establish a strategic relationship with a new manufacturing partner is considerable, and the estimated time for IBM or any of the Company's other current or potential manufacturing partners to switch to a new product line is four to six months. Accordingly, there is no readily available alternative source of supply for any specific product. This lack of portability of the Company's products and the related dependence on sole source manufacturing subjects the Company to risks associated with an interruption in supply. A manufacturing disruption experienced by IBM or any of the Company's other current or potential manufacturing partners could impact the production of the Company's products for a substantial period of time, which would have a material adverse effect on the Company's business, financial condition and result of operations. See "Business--Manufacturing."

INVENTORY RISK

     Under its supply agreements with IBM, the Company is obligated to provide rolling 12 month forecasts of anticipated monthly purchases and to place purchase orders which become binding approximately five months prior to shipment. If the Company cancels a purchase order, it must pay cancellation penalties based on the status of the work in process. In addition, although the Company may order products that exceed the numbers previously forecasted and accepted by IBM, such orders are subject to rejection by IBM for any reason, including but not limited to resource availability. Thus, the Company may have to make forecasts and place purchase orders for its IC products several months before it receives purchase orders from its own customers. This limits the Company's ability to react to fluctuations in demand for its products, which can be unexpected and dramatic, and may cause the Company to have excess inventory, or a shortage, of a particular product. There can be no assurance that IBM will supply the quantities of products stated in the rolling forecast. In the event of line capacity constraints, IBM reserves the right to reduce shipments to all customers on a pro-rata basis. In this regard, IBM has informed the Company that IBM's 0.8 micron manufacturing process will be discontinued at the end of September 1999. The Company will be required to make a final purchase of IC products that are manufactured using this process based on its forecast of future demand for these IC products. In the event that the forecast was to prove inaccurate and the Company was to purchase excess inventory, write downs would result. As a result of the long lead time for ordering and obtaining wafers, the Company may be required from time to time to write off (or down) excess inventory. In addition, should the market for semiconductor wafers decline, there is a possibility that the contracted price may be significantly greater than prevailing market prices at the time the Company takes delivery of its orders. In fiscal 1997, the Company recorded provisions totaling $1.3 million for potential declines in inventory value and for write downs of excess inventory. Significant write downs of excess inventory or declines in inventory value could materially adversely affect the Company's business, financial condition and results of operations. Conversely, the failure to order sufficient products would cause the Company to miss revenue opportunities which, if significant, could impact sales by the Company's customers, thereby adversely affecting the Company's customer relationships and the Company's business, financial condition and results of operations. See "--Product Transitions" and "Business--Manufacturing."

MANUFACTURING YIELDS

     The fabrication of semiconductor wafers is a complex process. Minute levels of contaminants in the manufacturing environment, defects in photomasks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. As a result, semiconductor manufacturers often experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good die as a proportion of the total number of die on any particular wafer. Poor yields by the Company's suppliers may result in insufficient good die to meet customer orders and, consequently, would materially adversely affect the Company's business, financial condition and results of operations. Under its Agreement for ASIC Design and Purchase of Products with IBM, the Company purchases certain fully-assembled and tested ICs, not wafers, and pays an agreed upon price for each die meeting certain acceptance criteria. Under its Custom Sales Agreement with IBM, the Company has a foundry manufacturing relationship with IBM, who will assemble and test certain other of the Company's IC products, but a portion of the manufacturing yield risk will pass to the Company. Under the foundry manufacturing relationship with IBM, the Company will purchase wafers from IBM, paying an agreed price for each wafer, and thereby bearing the risk of final yield of good die. IBM, for their part, must manufacture the wafers in accordance with the CMOS 5SF process technology's process parameters as defined by the agreement. Furthermore, wafers with process yields of less than 20 percent of the wafer target yield for a specific IC product will not be shipped, without the Company's written approval which if not given will not result in any liability to the Company. Because the Company's IC products feature the integration of large amounts of memory with logic circuitry on a single chip, a manufacturer must obtain acceptable yields of both the memory and logic portions of such products, compounding the complexity of the manufacturing process. The inability of the Company to achieve acceptable yields from its manufacturers would have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company also faces the risk of product recalls resulting from design or manufacturing defects which are not discovered during the manufacturing and testing process. A significant number of product returns could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing."

COMPETITION

     The markets in which the Company operates are expected to become intensely competitive and are characterized by rapid technological change, evolving industry standards and declining average selling prices. The Company believes that the principal competitive factors in its markets are product design and performance, price, functionality and features, size, reliability, reputation, time to market and customer support. The Company's ability to successfully compete in its target markets depends upon a number of other factors, including the Company's success in subcontracting the manufacture and assembly of IC products that implement new technologies, product quality and availability, production efficiency, the ability to achieve design wins and to begin volume production of the Company's IC products for particular OEM customers, end-user acceptance of the OEM customers' products, the timing of new IC product introductions by the Company, market acceptance of competitors' products, protection of the Company's proprietary technology and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the future with respect to these or any other competitive factors.

     The Company competes with large OEM companies that have internally developed image manipulation IC solutions for their products. In the future, current or potential customers may develop their own proprietary image manipulation solutions, which may be more cost-effective and provide similar or more advanced functionality than the Company's IC products. The Company anticipates that as the markets for its products develop, competition from diversified electronic and semiconductor companies will intensify. Such competitors include companies with greater financial and other resources than the Company. In addition, the Company competes with start-up companies that are seeking to capitalize on the emergence of market opportunities for image manipulation ICs. Such companies may develop advanced technologies enabling them to offer more cost-effective and higher quality solutions to OEM customers than those offered by the Company. The Company is aware of several companies which have recently announced or introduced image manipulation products that address markets targeted by the Company. Such competition could have a material adverse effect on the Company's business, financial condition and results of operation by, among others, increasing pressure on the Company's profit margins and causing the Company to lose product orders.

CUSTOMER CONCENTRATION

     The Company's products are primarily sold into video, graphics and image display markets which are highly concentrated. Accordingly, the Company's sales are derived from a limited number of customers, with the top five OEM customers accounting for 56%, 35% and 51% of total revenues during fiscal 1998, fiscal 1997 and fiscal 1996, respectively. In particular, direct and indirect sales to In Focus Systems, Inc. accounted for 23%, 23% and 14% of total revenues fiscal 1998, fiscal 1997 and fiscal 1996, respectively. The Company expects that a small number of customers will continue to account for a substantial portion of its total revenues for the foreseeable future. All of the Company's sales are made on the basis of purchase orders rather than pursuant to long-term agreements, and therefore, any customer could cease purchasing the Company's IC products at any time. The decision of any key customer to cease using the Company's IC products or a material decline in the number of units purchased by a significant customer could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Markets, Applications and Customers."

UNCERTAINTY REGARDING INTELLECTUAL PROPERTY AND LICENSES

     The Company seeks to protect its technology through a combination of patents, copyrights, trade secret laws, trademark registrations, confidentiality procedures and licensing arrangements. In the United States, the Company has nine issued patents, each covering certain aspects of the algorithms, design or architecture of certain of the Company's image manipulation IC products. These patents expire at various times from 2011 to 2014, provided that maintenance fees are paid on a timely basis. In addition, the Company has four patent applications pending in the United States Patent and Trademark Office, two pending Canadian patent applications, five pending Japanese patent applications, five pending Korean patent applications and five pending European patent applications.

     To supplement its proprietary technology, the Company has licensed perpetual, exclusive and worldwide rights to use certain patents held by third parties with rights to sub-license such rights. In particular, pursuant to an agreement entered into on March 2, 1993, the Company has licensed from NorthShore Laboratories, Inc. ("NorthShore") its patented shrink technology. In accordance with such agreement, the Company pays royalties to NorthShore based on sales of its IC products that incorporate NorthShore's shrink technology. The license is exclusive vis-a-vis third parties, but does not prohibit NorthShore from commercializing software products that employ its proprietary technology, as long as those products do not directly compete with the Company's products, nor does it prohibit the Company from sublicensing the NorthShore shrink technology. If the license were terminated by the Company without cause, by NorthShore due to material breach of the license by the Company, or because the Company decided not to renew the license, the Company would lose the right to incorporate NorthShore's shrink technology in its IC products. In such event, the Company would be required to exclude NorthShore's shrink technology from the Company's existing and future products that have not already been sold to customers and either license or develop internally alternative technologies. There can be no assurance that the Company would be able to license alternative technologies on commercially reasonable terms, or at all, or that the Company would be capable of developing internally such technologies. If the license were otherwise terminated by NorthShore, the Company would no longer be required to pay royalties to NorthShore for the use of the technology and the Company would retain the right to incorporate NorthShore's shrink technology into its IC products, although such rights would no longer be exclusive.

     While the Company intends to protect its intellectual property rights vigorously, there can be no assurance that the Company's pending or submitted patent applications will be approved, or that any issued or licensed patents will provide the Company with competitive advantages or will not be challenged, invalidated, or circumvented by third parties. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's IC products or design around any patents that may be issued to the Company or licensed from third parties. Moreover, the laws of certain countries in which the Company's products are or may be developed, manufactured or sold, including various countries in Asia, may not protect the Company's IC products or intellectual property rights to the same extent as the laws of the United States, and thus, may increase the likelihood of theft of the Company's technology or IC product designs. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

     The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. The Company has certain indemnification obligations with respect to the infringement of third-party intellectual property rights by its IC products. Although the Company has not been notified that its products infringe any third-party intellectual property rights, there can be no assurance that the Company will not receive such a notification in the future. Any litigation to determine the validity of third party infringement claims, whether or not determined in the Company's favor or settled by the Company, would at a minimum be costly and could divert the efforts and attention of the Company's management and technical personnel from productive tasks, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that any infringement claims by third parties or any claims for indemnification by customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition and results of operations. In the event of an adverse ruling in any such matter, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing IC products, discontinue the use of certain processes or be required to obtain a license under the intellectual property rights of the third party claiming infringement. There can be no assurance that a license would be available on reasonable terms or at all. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property and Licenses."

DEPENDENCE ON SALES OUTSIDE OF NORTH AMERICA

     Sales to customers located outside of North America accounted for 47%, 19% and 7% of the Company's total revenues for fiscal years 1998, 1997 and 1996, respectively. In fiscal 1998 a large portion of the Company's revenues were from sales to customers located in Japan, Korea and Taiwan who sell their products worldwide. These sales are subject to a variety of risks including tariffs, import restrictions and other trade barriers, unexpected changes in regulatory requirements, longer accounts receivable payment cycles and potentially adverse tax consequences and export license requirements. In addition, the Company is subject to the risks inherent in conducting business internationally, including political and economic instability and unexpected changes in diplomatic and trade relationships. In particular, the economies of certain countries in the Asia-Pacific region are experiencing considerable economic instability and downturns. Because the Company's sales to date have been denominated in United States dollars, increases in the value of the United States dollar relative to local currencies could increase the price in local currencies of the Company's IC products in non-U.S. markets and make the Company's products more expensive than competitors' products that are denominated in local currencies. Certain of the Company's accounts receivable resulting from sales outside of North America have been insured against loss by the Canadian Export Development Corporation. However, there can be no assurance that insurance coverage will be available to the Company at commercially reasonable terms in the future, if at all, or that one or more of the factors described above will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Customers, Applications and Markets."

MANAGEMENT OF GROWTH

     The Company has experienced, and may continue to experience, periods of rapid growth and expansion, which have placed, and could continue to place, a significant strain on the Company's limited financial, management and other resources. To manage its expanded operations effectively, the Company will be required to continue to improve its existing operational, financial and management systems and to implement new systems. The Company relies upon its ability to successfully hire, train, motivate and manage its employees, especially management and research and development personnel. If the Company's management is unable to manage its expanded operations effectively, the Company's business, financial condition and results of operations could be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends to a significant extent on the continued service of its key engineering, sales, marketing, manufacturing, finance and executive personnel, and its ability to identify, hire and retain additional personnel. There is intense competition for qualified personnel in the semiconductor industry, and there can be no assurance that the Company will be able to continue to retain, attract and train qualified personnel necessary for the development of its products and business. From time to time, the Company has experienced difficulty in locating candidates with appropriate qualifications. In addition, due to the complex nature of the Company's technologies and products and the significant training required for new personnel, retention of existing personnel is particularly important. There can be no assurance that the Company will be successful in retaining or attracting such personnel. Loss of the services of, or failure to recruit in a timely manner, key technical or management personnel would adversely impact the Company's product development programs and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has obtained key-man life insurance on the life of Paul M. Russo, Chairman of the Board and Chief Executive Officer, in the amount of CDN$1,250,000, with the Company being the designated beneficiary as to 50% of the total amount. See "Management--Executive Compensation."

YEAR 2000 COMPLIANCE

     The Company uses a number of computer software programs, including operating systems, financial and administrative systems and other information technology ("IT") systems, as well as a number of non-IT systems, typically embedded technologies, in its internal operations. To the extent that the Company's IT and non-IT systems are unable to appropriately interpret the upcoming calendar year "2000," modification or replacement of such systems will be necessary. The Company has established a committee to identify the IT and non-IT systems that are not Year 2000 compliant. The committee will also review the IT and non-IT systems of the Company's suppliers and major customers to determine whether or not their systems are Year 2000 compliant. The Company has been communicating with its suppliers and major customers regarding this issue. The committee is currently reviewing potential Year 2000 issues and their impact, as well as investigating possible methods of remediation. The Company intends to implement remediation programs by the end of 1998, and to be fully Year 2000 compliant by mid-1999. The Company's costs to date related to Year 2000 compliance have not been material, and while the total estimated costs of remediation have not yet been determined, the Company anticipates that any future costs will not be material. The Company is not yet certain as to what a reasonably likely worst case Year 2000 scenario will be. This issue will be reviewed by the Company's Year 2000 committee. Consequently, the Company has not yet established a contingency plan to handle such a scenario, although it plans to by mid-1999.

     Given the information known at this time about the Company's systems, coupled with the Company's ongoing efforts to upgrade or replace critical business systems as necessary, it is currently anticipated that known Year 2000 compliance costs will not have a material adverse impact on the Company's business, financial condition and results of operations. However, the Company is still analyzing its IT and non-IT systems, as well as those of its suppliers and major customers and, to the extent they are not fully Year 2000 compliant, there can be no assurance that the costs necessary to update or replace such systems or the potential systems or business interruptions that could occur would not have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL FUTURE ACQUISITIONS

     In the future, the Company may pursue acquisitions of product lines, technologies or businesses. Future acquisitions by the Company may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt and amortization expenses related to goodwill and other intangible assets, each of which could materially adversely affect the Company's business, financial condition and results of operations. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products acquired, the diversion of management's attention from other business concerns, the risk of entering markets in which the Company has limited or no prior experience, and the potential loss of key employees. There are currently no commitments or agreements with respect to any acquisition. In the event that an acquisition does occur, such acquisition may have a material adverse effect on the Company's business, financial condition and results of operations.

NEED FOR ADDITIONAL CAPITAL

     The Company requires substantial working capital to fund its business, particularly to finance inventory and accounts receivable and for capital expenditures. The Company believes that its existing capital resources will be sufficient to meet the Company's capital requirements through at least the next 12 months, although the Company could be required, or could elect, to seek to raise additional capital during such period. The Company's future capital requirements will depend on many factors, including the rate of revenue growth, the Company's profitability, the timing and extent of spending to support research and development programs, the expansion of selling and marketing and administrative activities, the timing of introductions of new IC products and product enhancements, and market acceptance of the Company's IC products. The Company expects that it may need to raise additional equity or debt financing in the future. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all. If the Company is unable to obtain such additional capital, the Company may be required to reduce the scope of its planned product development, selling and marketing and administrative activities, which would have a material adverse effect on the Company's business, financial condition and results of operation. In the event that the Company does raise additional equity financing, further dilution to shareholders will result. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

ANTI-TAKEOVER PROVISIONS

     The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Special Shares (the "Special Shares") issuable in one or more series. The Board of Directors has the authority to issue Special Shares and to determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting and dividend rights, of these shares without any further vote or action by the shareholders. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of any Special Shares that may be issued in the future. The issuance of Special Shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting shares of the Company. The Company has no present plans to issue any Special Shares. The Company has adopted a shareholder rights plan with respect to its Common Shares, which is specifically designed to make an unsolicited, non-negotiated takeover attempt more difficult. The Company also has a Board of Directors with three-year staggered terms, which may, in certain circumstances, make an unsolicited, non-negotiated takeover attempt more difficult.

POTENTIAL PRODUCT LIABILITY CLAIMS

     The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. Although the Company has not experienced product liability claims to date, the Company may be subject to such claims in the future. In the event a successful product liability claim is brought against the Company, the Company's business, financial condition and results of operations could be materially adversely affected.

RISKS INHERENT IN FOREIGN OPERATIONS; CURRENCY FLUCTUATION RISK

     The Company has invested substantial resources, including all of its research and development activities, in operations outside of the United States and plans to make additional international investments in the future. Risks inherent in foreign operations include loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks, risks of increases in taxes and governmental royalties and fees and involuntary renegotiation of contracts with or licenses from foreign governments. The Company is also exposed to the risk of changes in foreign and domestic laws and policies that govern operations of foreign-based companies. Additionally, because a significant portion of the Company's operating expenses are denominated and paid in Canadian dollars, and all of its revenues and costs of revenues are denominated and received in U.S. dollars, fluctuations in the exchange rate between the Canadian and U.S. dollars could increase the Company's operating expenses and, as a result, could materially adversely affect the Company's profitability. The Company does not presently engage in any hedging or other transactions intended to manage the risks relating to currency exchange rates or interest rate fluctuations. However, the Company may in the future undertake such transactions if management determines that it is necessary to offset such risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CANADIAN CORPORATE LAW

     The Company is incorporated under the laws of the Province of Ontario, Canada, and accordingly is governed by the Ontario Business Corporations Act ("OBCA"). The OBCA differs in certain material respects from laws applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders' suits, indemnification of directors and inspection of corporate records.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

     The Company expects to manage its affairs so that the Company will not be classified as a passive foreign investment company ("PFIC") under the United States Internal Revenue Code of 1986, as amended. If the Company were a PFIC, then each United States shareholder of the Company would, upon certain distributions by the Company or upon disposition (including certain pledges of such Common Shares) of the Common Shares at a gain, be liable to pay tax at the then prevailing highest rates on ordinary income plus an interest charge, as if the distribution or gain had been recognized ratably over the United States shareholder's holding period for the Common Shares, or if a "qualified electing fund" election were made by the United States shareholder, a pro rata share of the Company's earnings and net capital gain would be required to be included in the United States shareholder's income each year. While the Company intends to manage its affairs so as to avoid PFIC status, there can be no assurance that the Company will be successful in this endeavor. See "Certain Tax Considerations--United States Federal Income Taxation Passive Foreign Investment Company."

ENFORCEABILITY OF CIVIL LIABILITIES

     The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Company is incorporated under the laws of the Province of Ontario, Canada, that some or all of its directors and officers are residents of Canada, that some or all of the experts named in the registration statement are residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process within the United States upon directors and officers of the Company who are not residents of the United States or experts named in the Registration Statement of which this Prospectus is a part who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States. The Company has been advised by Weir & Foulds, its Canadian counsel, that there is some doubt as to the enforceability in Canada against the Company or its directors or officers who are not residents of the United States or experts named in the Registration Statement of which this Prospectus is a part who are not residents of the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities predicated solely upon the federal securities laws of the United States.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

The following table lists the names and positions held by each of the Company's executive officers and directors as of August 31, 1998:

NAME                                        AGE     POSITION
----                                        ---     --------
Paul M. Russo ..........................     55     Chairman of the Board and Chief Executive Officer
Scott Baker ............................     36     Director, Product Development
Peter Dakin ............................     57     Vice President, Manufacturing Operations
J. Eric Erdman .........................     40     Vice President, Finance and Administration
                                                      Chief Financial Officer
Hamid Farzaneh .........................     49     Vice President, Worldwide Sales
Stephen J. Solari ......................     42     Vice President, Marketing and Business Development
Brian S. Campbell(1)....................     36     Director
James E. Donegan .......................     53     Director
George A. Duguay(1)(2) .................     45     Director
A. David Ferguson(2) ...................     39     Director
Ronald A. Rohrer .......................     59     Director
William H. Welling(2) ..................     65     Director

--------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

     Paul M. Russo is a co-founder of the Company and has served as Chief Executive Officer and Director of the Company since its inception in January 1987. Mr. Russo has also served as Chairman of the Board of the Company since November 1995, and as President of the Company from the Company's inception to November 1995. From October 1983 to December 1985, Mr. Russo served as General Manager of the Microelectronics Center, and from 1980 to September 1983, he served as Senior Manager in the Industrial Electronics Group of General Electric Corporation. From 1976 to 1980, Mr. Russo was Manager of the Microsystems Research Group, and from 1970 to 1976, Mr. Russo was a member of the technical staff at RCA's David Sarnoff Research Center. Mr. Russo holds a B.Eng. degree in Physics from McGill University and M.S. and Ph.D. degrees in Electrical Engineering from the University of California at Berkeley.

     Scott Baker joined the Company in September 1992 and has served as Director, Product Development since February 1996. Prior to joining Genesis,
Mr. Baker was a lead engineer with Litton Systems Canada Ltd., an electronic devices company, from January 1989 to August 1992. Mr. Baker has a B. Technology degree in electrical engineering from Ryerson Polytechnical Institute and is a member of IEEE and of the Professional Engineers of Ontario.

     Peter Dakin is a co-founder of the Company and has served as Vice President, Manufacturing Operations of the Company since May 1994. From May 1991 to May 1994, Mr. Dakin served as the Director of Procurement and Sourcing for the Semiconductor Division at Mitel Corporation, a telecommunications company. From 1982 to 1985, Mr. Dakin served as Vice President, Operations/Plant Manager at Mitel Corporation. Mr. Dakin holds a B.S. degree in Physics from Carleton University.

     I. Eric Erdman joined the Company in July 1995 and has served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of the Company since July 1996, December 1997 and October 1995, respectively. From October 1995 to September 1996, Mr. Erdman served as a Director of the Company and from July 1995 to July 1996, he served as Director, Finance and Administration of the Company. From August 1993 to July 1995, Mr. Erdman was Controller of Vistar Telecommunications Inc., a telecommunications company, and from October 1991 to August 1993, Mr. Erdman was Controller of COM DEV Ltd., a satellite communications devices company. Mr. Erdman holds a B. Math degree from the University of Waterloo. Mr. Erdman is a member of the Canadian Institute of Chartered Accountants and a member of the American Institute of Certified Public Accountants.

     Hamid Farzaneh joined the Company in September 1994 and has served as Vice President, Worldwide Sales of the Company since January 1997 and from September 1994 to June 1995. From June 1995 to January 1997, Mr. Farzaneh served as Vice President, Sales and Marketing of the Company. From February 1990 to September 1994, Mr. Farzaneh served as Vice President, Sales and Marketing of ASAT Corporation, an IC subcontract assembly company. Mr. Farzaneh holds a B.S. degree in Mechanical Engineering and an M.S. degree in Industrial Engineering from the Institut National des Sciences Appliquees in Lyon, France and an M.B.A. degree from Golden Gate University.

     Stephen J. Solari joined the Company in January 1997 as Vice President, Marketing and Business Development. From January 1996 to November 1996, Mr. Solari served as Director of Marketing for Video CD at C-Cube Microsystems, a semiconductor company. From August 1990 to January 1996, Mr. Solari served as Marketing Manager at Phillips Semiconductors, B.V. a semiconductor company. Mr. Solari holds a B.S. degree in Electrical Engineering and an M.B.A. degree from the University of California at Berkeley.

     Brian S. Campbell has served as a Director of the Company since July 1996. Mr. Campbell has served as a Director of Yorkton Securities Inc., a Canadian investment banking firm, since February 1996. From May 1992 to February 1996, Mr. Campbell served as a Vice President of Midland Walwyn Capital Inc., a Canadian investment banking firm. Mr. Campbell serves as a member on the Board of Directors of Linmor Technologies Inc., a network management software company. Mr. Campbell holds a Bachelor of Electrical Engineering degree from the University of Waterloo and an M.B.A. degree from the University of Western Ontario.

     James E. Donegan has served as a Director of the Company since September 1997. Since 1985, Mr. Donegan has served as the Chairman of the Board, President and Chief Executive Officer of Sipex Corporation, a semiconductor company. Mr. Donegan holds a B.A. degree from Villanova University.

     George A. Duguay has served as a Director of the Company since May 1993. Since May 1985, Mr. Duguay has served as the President of a partner of Duguay and Ringler Corporate Services, which provides bookkeeping and corporate secretarial services.

     A. David Ferguson has served as a Director of the Company since September 1996. Mr. Ferguson serves as a Vice-President and Director of The VenGrowth Investment Fund Inc., a Canadian venture capital fund. From January 1990 to August 1994, Mr. Ferguson served as a Managing Director of Cohen & Ferguson Translink Inc., a corporate merger and acquisition firm. Mr. Ferguson serves on the Board of Directors of Andaurex Industries Inc., an engineering firm. Mr. Ferguson holds a Bachelor of Commerce degree from the University of Manitoba and an M.B.A. degree from the University of Western Ontario.

     Ronald A. Rohrer has served as a Director of the Company since November 1994. Mr. Rohrer is a semiconductor industry consultant. From September 1985 to August 1996, Mr. Rohrer served as a professor at Carnegie Mellon University. Mr. Rohrer holds a B.S. degree in Electrical Engineering from the Massachusetts Institute of Technology and M.S. and Ph.D. degrees in Electrical Engineering from the University of California at Berkeley.

     William H. Welling has served as a Director of the Company since November 1993. Mr. Welling has served as Managing Partner of Venture Growth Associates, an investment firm since 1983. Mr. Welling serves as Chief Executive Officer and Chairman of the Board of Xiox Corp., a telecommunications company, and as a director of Western Micro Technology, Inc., a distributor of computer systems and products. Mr. Welling holds a B.S. degree in Mechanical Engineering from Marquette University.

LIMITATION ON LIABILITY; INDEMNIFICATION MATTERS

     The by-law of the Company provides that, subject to the limitations contained in the OBCA, the Company shall indemnify all past, present and future directors and officers of the Company, and all persons who are now or may hereafter be, acting or have previously acted, at the Company's request, as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Company or body corporate, if he acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The Company may also indemnify any such person in such other circumstances as the OBCA or law permits or requires.

     The Company currently maintains directors' and officers' liability insurance for its directors and officers and plans to continue such insurance.

APPOINTMENT OF OFFICERS

     Each officer of the Company was appointed by the Board of Directors and serves at the discretion of the Board of Directors until his or her successor is appointed or until his or her earlier resignation or removal in accordance with applicable law. There are no family relationships among the directors and executive officers of the Company.

ELECTION OF DIRECTORS

     The Company's Articles of Amalgamation (the "Articles") provide for a rotating Board of Directors, and in accordance with the By-law of the Company, the Board of Directors has fixed the number of directors at seven. Three directors, Messrs. Russo, Rohrer and Donegan, have been elected to hold office until the annual meeting of the Company to be held in fiscal 2001; two directors, Messrs. Welling and Campbell, have been elected to hold office until the annual meeting of the Company to be held in fiscal 2000; and, two directors, Messrs. Duguay and Ferguson, have been elected to hold office until the next annual meeting of the Company. A director may be removed by holders of a majority of the shares voted at a special or annual shareholder meeting. After a director has completed his or her term of office, the successor director holds office until the third annual meeting of shareholders after the election of the successor director.

     The number of directors may be increased or decreased by decision of the Board of Directors, but pursuant to the Company's Articles, the Board must consist of a minimum of one and a maximum of eleven directors. Under the OBCA, a majority of the members of the Board of Directors must be "resident Canadians" as that term is defined in the OBCA.

BOARD COMMITTEES

     Compensation Committee. The Compensation Committee consists of Messrs. Campbell and Duguay. The Compensation Committee reviews and recommends to the Board of Directors the compensation arrangements and benefits for all executive officers of the Company and reviews general policy matters relating to compensation arrangements and benefits for employees of the Company. The Compensation Committee also makes grants of stock options under the 1997 Employee Stock Option Plan.

     Audit Committee. The Audit Committee of the Board of Directors consists of Messrs. Duguay, Ferguson and Welling. The Audit Committee reviews the internal accounting procedures of the Company, recommends independent accountants to the Company to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with the Company's executive officers and the independent accountants the Company's year-end operating results and the non-audit services to be performed by the Company's retained independent accountants, and considers the adequacy of the internal accounting controls and audit procedures of the Company.

     Under the OBCA, a majority of the members of any committee of the Board of Directors must be "resident Canadians" as that term is defined in the OBCA.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Compensation Committee of the Board was, at any time since the formation of the Company, an officer or employee of the Company. No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor did any such interlocking relationship exist during the past fiscal year.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate of salary and bonus payments made or accrued to all of the directors and executive officers of the Company named in Item 10 (12 persons) in fiscal 1998 was approximately $972,000. This amount excludes amounts paid as automobile allowances to the executive officers as reimbursement for the use of personal automobiles in the ordinary course of business, expenses reimbursed to directors or executive officers and other fringe benefits commonly reimbursed. The executive officers receive bonuses based on overall Company performance, as determined by the Compensation Committee. No amount was contributed in the fiscal year on behalf of any of the directors or executive officers to a retirement account for the benefit of such persons.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     At August 31, 1998, there were a total of 1,669,850 outstanding options to purchase Common Shares of the Company, exercisable at prices ranging from $1.32 to $9.00 and with expiration dates ranging from 1998 to 2008. At August 31, 1998, the persons named in Item 10 as a group (12 persons) held options to acquire 879,300 Common Shares.

STOCK OPTION PLANS

     (i)  1987 Stock Option Plan:

          The 1987 Stock Option Plan (the "1987 Plan") was established for the benefit of full-time employees and directors of the Company and consultants engaged by the Company. Options granted under the 1987 Plan vest over periods of two to four years and expire from five to seven years from the dates of the grants, unless extended by the Board of Directors. As a result of the establishment of the 1997 Employee Stock Option Plan, no additional options will be granted under the 1987 Plan. Upon exercise, expiration or cancellation of all of the options granted under the 1987 Plan, this plan will be terminated. All options granted under the 1987 Plan are exercisable in Canadian dollars. As of August 31, 1998 options with respect to an aggregate of 912,550 shares were outstanding under this plan at exercise prices ranging from CDN $2.00 per share to CDN $9.00 per share.

     (ii) 1997 Employee Stock Option Plan:

          The 1997 Employee Stock Option Plan (the "1997 Employee Plan") provides for the granting to employees of incentive stock options, non-statutory stock options and stock purchase rights for up to 800,000 common shares of the Company. The exercise price of incentive stock options granted under the 1997 Employee Plan may not be less than 100% (110% in the case of any options granted to a person who holds more than 10% of the total combined voting power of all classes of shares of the Company) of the fair market value of the common shares subject to the option on the date of the grant. The term of the options may not exceed 10 years (five years in the case of any options granted to a person who holds more than 10% of the total combined voting power of all classes of shares of the Company) and generally vest over four years. As of August 31, 1998 options with respect to an aggregate of 714,800 shares were outstanding under this plan at exercise prices ranging from $6.88 per share to $9.00 per share and options to purchase 93,200 shares remained available for grant.

    (iii) 1997 Non-Employee Stock Option Plan:

          The 1997 Non-Employee Stock Option Plan (the "Non-Employee Plan") provides for the granting to non-employee directors and consultants of the Company of up to 150,000 common shares of the Company. The exercise price of stock options granted under the Non-Employee Plan may not be less than 100% of the fair market value of the common shares subject to the option on the date of the grant. Options granted under the Non-Employee Plan have a term of up to ten years and generally vest over periods of up to two years. As of August 31, 1998 options with respect to an aggregate of 42,500 shares were outstanding under this plan at exercise prices ranging from $8.94 per share to $9.00 per share and options to purchase 107,500 shares remained available for grant.

     (iv) Employee Stock Purchase Plan:

          The Company has established an employee stock purchase plan under which employees may authorize payroll deductions of up to 15% of their compensation (as defined in the plan) to purchase common shares at a price equal to 85% of the lower of the fair market values as of the beginning or the end of the offering period.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     On October 31, 1997, Paul M. Russo arranged to borrow up to approximately CDN$1.4 million from the Royal Bank of Canada for the purpose of repaying a debt to Rocco A. Schiralli, a principal shareholder. This obligation to the Royal Bank of Canada is evidenced by a promissory note, with interest calculated and payable monthly at a rate equal to the Royal Bank of Canada's prime interest rate per annum in effect from time to time plus .50% per annum. Interest is payable monthly, and the principal becomes due on demand. This loan is guaranteed by the Company and effectively reduces the Company's ability to borrow under its credit facility with the Royal Bank of Canada to the extent of Mr. Russo's outstanding loan balance. In exchange for the Company's guarantee of this loan, Paul M. Russo has pledged to the Company 100,000 Common Shares.

     On October 25, 1996, the Company loaned CDN$150,000 to Paul M. Russo. This obligation is evidenced by a promissory note. No interest is payable on this loan and the Company may not demand payment of the principal amount of the loan until the earlier of: (i) October 25, 1998; (ii) the date which is the 180th day following the earlier of the date on which the initial public offering of Common Shares of the Company is closed or the date on which the Common Shares of the Company otherwise become publicly traded; and (iii) the date on which Mr. Russo sells any Common Shares of the Company. Once this amount becomes payable on demand, interest accrues on the principal amount at 1% above the prime rate of the Royal Bank of Canada. Mr. Russo, the Company and Weir & Foulds, counsel to the Company, have entered into a Pledge Agreement dated October 25, 1996 whereby Mr. Russo pledged 25,000 Common Shares as security for the foregoing obligations. The share certificate representing such Common Shares is held by Weir & Foulds as escrow agent.

     On July 25, 1997, Mr. Russo borrowed an additional CDN$80,000 from the Company. This obligation is evidenced by a promissory note. No interest is payable regarding this loan and the principal amount of the loan becomes due on:
(i) the date which is 18 months following the earlier of (a) the date on which the initial public offering of Common Shares of the Company is closed and (b) the date the Common Shares of the Company otherwise become publicly traded; or
(ii) the date from time to time on which the obligor under the note shall sell any shares of the Company in which case the amount payable is the lesser of (a) the balance of the principal sum owing under the note and (b) 50% of the gross proceeds payable to the obligor as a result of such sale. Mr. Russo has entered into a Pledge Agreement with Weir & Foulds and the Company dated July 25, 1997 pursuant to which he pledged 40,000 Common Shares of the Company as security for his obligation. The share certificates representing such Common Shares are held by Weir & Foulds as escrow agent.

     On July 25, 1997, Lance Greggain, a former officer of the Company, borrowed CDN$50,000 from the Company. This obligation is evidenced by a promissory note. No interest is payable regarding this loan and the principal amount of the loan becomes due on: (i) the date which is 18 months following the earlier of (a) the date on which the initial public offering of Common Shares of the Company is closed and (b) the date the Common Shares of the Company otherwise become publicly traded; or (ii) the date from time to time on which the obligor under the note shall sell any shares of the Company in which case the amount payable is the lesser of (a) the balance of the principal sum owing under the note and
(b) 50% of the gross proceeds payable to the obligor as a result of such sale. Mr. Greggain has entered into a Pledge Agreement with Weir & Foulds and the Company dated July 25, 1997 pursuant to which he pledged 30,000 Common Shares of the Company as security for his obligation. The share certificates representing such Common Shares are held by Weir & Foulds as escrow agent.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

     Not applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

     The Company has responded to Item 18.

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report on Form 20-F.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) The following financial statements, schedule and exhibit together with the report of KPMG, Chartered Accountants thereon, are filed as part of this Form 20-F.

Report of KPMG, Chartered Accountants ...................................     41
Consolidated Balance Sheets .............................................     42
Consolidated Statements of Operations ...................................     43
Consolidated Statements of Shareholders' Equity .........................     44
Consolidated Statements of Cash Flows ...................................     45
Notes to Consolidated Financial Statements ..............................     46
Financial Statement Schedule - Valuation and Qualifying Accounts ........     57

                      AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Genesis Microchip Inc. as at May 31, 1997 and 1998 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended May 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 1997 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended May 31, 1998 in accordance with generally accepted accounting principles in Canada, which, except as disclosed in note 10 to the financial statements, also conform in all material respects with generally accepted accounting principles in the United States.

/s/ KPMG
Chartered Accountants

Toronto, Canada
July 10, 1998

                             GENESIS MICROCHIP INC.

                           CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. dollars)

                                             ASSETS
                                                                                   May 31,
                                                                           ----------------------
                                                                             1997          1998
                                                                           --------      --------
Current assets:
     Cash and cash equivalents .......................................     $  3,687      $ 35,904
     Accounts receivable trade, net of allowance for doubtful accounts
       of $75 in 1997 and $90 in 1998 ................................          915         2,523
     Employee loan receivable ........................................           72            69
     Investment tax credits receivable ...............................        1,516         1,735
     Inventory .......................................................        1,753         3,278
     Other ...........................................................          158           135
                                                                           --------      --------
          Total current assets .......................................        8,101        43,644
Capital assets (note 3) ..............................................        1,432         2,080
Deferred income taxes ................................................           --         1,642
Other ................................................................           80            80
                                                                           --------      --------
          Total assets ...............................................     $  9,613      $ 47,446
                                                                           ========      ========

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable ................................................     $    646       $ 1,498
     Accrued liabilities .............................................          488         1,045
     Current portion of loan payable (note 5) ........................           64            97
                                                                           --------      --------
          Total current liabilities ..................................        1,198         2,640
Long-term liabilities:
     Loan payable (note 5) ...........................................          794           655
                                                                           --------      --------
     Total liabilities ...............................................     $  1,992       $ 3,295
                                                                           --------      --------
Shareholders' equity (note 6):
     Share capital:
       Special shares:
          Authorized - an unlimited number of shares
          Issued and outstanding - nil shares at
          May 31, 1997 and 1998 ......................................           --            --
       Preference shares:
          Authorized - an unlimited number of shares
          Issued and outstanding - 227,200 shares at
          May 31, 1997 and nil shares at May 31, 1998 ................          901            --
       Common shares:
          Authorized - an unlimited number of shares
          Issued and outstanding - 7,498,834 shares at
          May 31, 1997 and 13,808,132 shares at
          May 31, 1998 ...............................................       12,627        57,688
     Common share purchase warrants:
       Issued and outstanding - 946,349 warrants at
       May 31, 1997 and nil warrants at May 31, 1998 .................            1            --
     Special and bonus warrants:
       Issued and outstanding - 17,800,000 warrants at
       May 31, 1997 and nil warrants at May 31, 1998 .................       10,809            --
     Share purchase loans receivable .................................          (36)         (124)
     Cumulative translation adjustment ...............................           31          (109)
     Deficit .........................................................      (16,712)      (13,304)
                                                                           --------      --------
          Total shareholders' equity .................................        7,621        44,151
Commitments and contingencies (note 8)
Subsequent event (note 6)
                                                                           --------      --------
          Total liabilities and shareholders' equity .................     $  9,613      $ 47,446
                                                                           ========      ========

          See accompanying Notes to Consolidated Financial Statements.

Approved by the Board:
/s/ George A. Duguay, Director          /s/ A. David Ferguson, Director

                             GENESIS MICROCHIP INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                        Year ended May 31,
                                                                ------------------------------------
                                                                  1996          1997          1998
                                                                --------      --------      --------
Revenues:

   Products ...............................................     $  1,381      $  4,164      $ 14,941
   Design services and other ..............................          143           363           806
                                                                --------      --------      --------
      Total revenues ......................................        1,524         4,527        15,747
Cost of revenues ..........................................          434         2,983         4,819
                                                                --------      --------      --------
Gross profit ..............................................        1,090         1,544        10,928
Operating expenses:
   Research and development ...............................        2,605         3,351         4,538
   Less investment tax credits and government assistance ..         (508)         (707)         (890)
                                                                --------      --------      --------
                                                                   2,097         2,644         3,648
   Selling and marketing ..................................        1,389         2,449         3,316
   General and administrative .............................        1,053         1,206         1,231
                                                                --------      --------      --------
      Total operating expenses ............................        4,539         6,299         8,195
                                                                --------      --------      --------
Income (loss) from operations .............................       (3,449)       (4,755)        2,733
Interest income (expense) .................................         (143)          147           675
                                                                --------      --------      --------
Income (loss) before income taxes .........................       (3,592)       (4,608)        3,408
Provision for income taxes ................................           --            --            --
                                                                --------      --------      --------
Net income (loss) .........................................     $ (3,592)     $ (4,608)     $  3,408
                                                                ========      ========      ========
Earnings (loss) per share:
      Basic ...............................................     $  (0.59)     $  (0.62)     $   0.36
      Fully diluted .......................................     $  (0.59)     $  (0.62)     $   0.29
Weighted average number of common shares
outstanding (in thousands):
      Basic ...............................................        6,071         7,463         9,559
      Fully diluted .......................................        6,071         7,463        12,912

          See accompanying Notes to Consolidated Financial Statements.

                             GENESIS MICROCHIP INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                                                COMMON SHARE
                                            PREFERENCE                         COMMON                            PURCHASE
                                              SHARES                           SHARES                            WARRANTS
                                   ----------------------------      ---------------------------      ----------------------------
                                       NUMBER          AMOUNT            NUMBER         AMOUNT           NUMBER            AMOUNT
                                   -----------      -----------      -----------     -----------      -----------      -----------
 Balances, June 1, 1995 ......         227,200      $       901        5,375,066     $     7,511        1,484,352      $         9
 Loss ........................              --               --               --              --               --               --
 Issued ......................              --               --          929,299           3,400          533,369               --
 Issued on exercise
  of warrants ................              --               --        1,071,172           1,576       (1,071,172)              (8)
 Expired .....................              --               --               --              --             (200)              --
 Issued on exercise
  of stock options ...........              --               --           34,297              37               --               --
                                   -----------      -----------      -----------     -----------      -----------      -----------
 Balances, May 31, 1996 ......         227,200              901        7,409,834          12,524          946,349                1
 Loss ........................              --               --               --              --               --               --
 Issued ......................              --               --            3,000              11               --               --
 Issued on exercise
  of stock options ...........              --               --           86,000              92               --               --
 Issue costs .................              --               --               --              --               --               --
 Currency
  translation adjustment .....              --               --               --              --               --               --
                                   -----------      -----------      -----------     -----------      -----------      -----------
 Balances, May 31, 1997 ......         227,200              901        7,498,834          12,627          946,349                1
 Net income ..................              --               --               --              --               --               --
 Issued ......................              --               --        3,119,488          35,210               --               --
 Issued on exercise
  of warrants ................              --               --            2,000               4           (2,000)              --
 Issued on exercise
  of stock options ...........              --               --          117,500             169               --               --
 Issue costs .................              --               --               --          (2,036)              --               --
 Conversion of
  preference shares ..........        (227,200)            (901)         227,900             901               --               --
 Conversion of warrants ......              --               --        2,843,110          10,813         (944,349)              (1)
 Currency
  translation adjustment .....              --               --               --              --               --               --
                                   -----------      -----------      -----------     -----------      -----------      -----------
 Balances, May 31, 1998 ......              --      $        --       13,808,132     $    57,688               --      $        --
                                   ===========      ===========      ===========     ===========      ===========      ===========


                                          SPECIAL & BONUS               SHARE
                                             WARRANTS                  PURCHASE       CUMULATIVE
                                   ----------------------------         LOANS         TRANSLATION
                                      NUMBER          AMOUNT          RECEIVABLE      ADJUSTMENT        DEFICIT            TOTAL
                                   -----------      -----------      -----------      -----------      -----------      -----------
 Balances, June 1, 1995 ......              --      $        --      $        --      $        --      $    (8,512)     $       (91)
 Loss ........................              --               --               --               --           (3,592)          (3,592)
 Issued ......................              --               --               --               --               --            3,400
 Issued on exercise
  of warrants ................              --               --               --               --               --            1,568
 Expired .....................              --               --               --               --               --               --
 Issued on exercise
  of stock options ...........              --               --               --               --               --               37
                                   -----------      -----------      -----------      -----------      -----------      -----------
 Balances, May 31, 1996 ......              --               --               --               --          (12,104)           1,322
 Loss ........................              --               --               --               --           (4,608)          (4,608)
 Issued ......................      17,800,000           11,653               --               --               --           11,664
 Issued on exercise
  of stock options ...........              --               --              (36)              --               --               56
 Issue costs .................              --             (844)              --               --               --             (844)
 Currency
  translation adjustment .....              --               --               --               31               --               31
                                   -----------      -----------      -----------      -----------      -----------      -----------
 Balances, May 31, 1997 ......      17,800,000           10,809              (36)              31          (16,712)           7,621

 Net income ..................              --               --               --               --            3,408            3,408
 Issued ......................              --               --               --               --               --           35,210
 Issued on exercise
  of warrants ................              --               --               --               --               --                4
 Issued on exercise
  of stock options ...........              --               --              (94)              --               --               75
 Issue costs .................              --               --               --               --               --           (2,036)
 Conversion of
  preference shares ..........              --               --               --               --               --               --
 Conversion of warrants ......     (17,800,000)         (10,809)              --               --               --                3
 Currency
  translation adjustment .....              --               --                6             (140)              --             (134)
                                   -----------      -----------      -----------      -----------      -----------      -----------
 Balances, May 31, 1998 ......              --      $        --      $      (124)     $      (109)     $   (13,304)     $    44,151
                                   ===========      ===========      ===========      ===========      ===========      ===========

          See accompanying Notes to Consolidated Financial Statements.

                             GENESIS MICROCHIP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                             YEAR ENDED MAY 31,
                                                                                    ------------------------------------
                                                                                      1996          1997          1998
                                                                                    --------      --------      --------
Cash flows from operating activities:
    Net income (loss) ................................................              $ (3,592)     $ (4,608)     $  3,408
    Adjustments to reconcile income (loss) to cash used in operating activities:
        Amortization .................................................                   434           510           670
        Inventory provision ..........................................                    --         1,293            86
    Change in operating assets and liabilities:
        Accounts receivable trade ....................................                  (334)         (403)       (1,628)
        Investment tax credits receivable ............................                  (243)         (407)         (301)
        Inventory ....................................................                  (641)       (2,321)       (1,637)
        Other ........................................................                  (177)           52            26
        Accounts payable .............................................                   505           (51)          902
        Accrued liabilities ..........................................                    50           191           623
                                                                                    --------      --------      --------
        Net cash from (used in) operating activities .................                (3,998)       (5,744)        2,149
Cash flows from investing activities:
    Additions to capital assets ......................................                  (303)         (979)       (1,388)
                                                                                    --------      --------      --------
        Cash used in investing activities ............................                  (303)         (979)       (1,388)
Cash flows from financing activities:
    Proceeds from:
        Issue of common shares and common share
            purchase warrants, net of issue costs ....................                 5,005           103        31,708
        Issue of special and bonus warrants,
            net of issue costs .......................................                    --        10,809            --
        Loan payable .................................................                    45           118            --
    Repayment of:
        Loan payable .................................................                    --           (64)          (62)
        Debentures payable ...........................................                    --        (1,275)           --
        Obligations under capital leases .............................                  (109)         (810)           --
    Issuance of share purchase loans .................................                    --           (36)          (96)
                                                                                    --------      --------      --------
        Net cash provided by financing activities ....................                 4,941         8,845        31,552
Effect of currency translation on cash balances ......................                    --            32           (96)
                                                                                    --------      --------      --------
Increase in cash and cash equivalents ................................                   640         2,154        32,217
Cash and cash equivalents, beginning of year .........................                   893         1,533         3,687
                                                                                    --------      --------      --------
Cash and cash equivalents, end of year ...............................              $  1,533      $  3,687      $ 35,904
                                                                                    ========      ========      ========
Supplemental cash flow information:
Cash paid for interest ...............................................              $    207      $    181      $      5
Supplemental disclosure of non-cash investing
and financing activities:
Capital lease obligations incurred for purchase
of property and equipment ............................................              $    755      $     --      $     --

          See accompanying Notes to Consolidated Financial Statements.

                             GENESIS MICROCHIP INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS

     Genesis Microchip Inc. (the "Company") designs, develops and markets sophisticated real-time, cost-effective, high-quality, digital image manipulation semiconductor solutions.

2.   SIGNIFICANT ACCOUNTING POLICIES

     These financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles which, except as disclosed in note 10, conform in all material respects with accounting principles generally accepted in the United States.

BASIS OF CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Genesis Microchip Corporation. All material inter-company transactions and balances have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     All highly liquid investments with an original maturity of three months or less at the date of acquisition are classified as cash equivalents.

INVENTORY

     Inventory consists principally of finished goods and is stated at the lower of cost (first-in, first-out) or market.

CAPITAL ASSETS

     Capital assets are stated at cost. Amortization is recorded using the following methods and annual rates over the estimated useful lives of the assets:

     ASSET                    BASIS                                             RATE
     -----                    -----                                             ----
     Property and equipment   Declining balance                           20% to 30%
     Computer software        Straight line                                     100%
     Leasehold improvements   Straight line over the term of the lease
     Patents                  Straight line over the life of the patent

The Company regularly reviews the carrying values of its capital assets. If the carrying value of its capital assets exceeds the amount recoverable, a write-down is charged to the consolidated statement of operations.

REVENUE RECOGNITION

     The Company recognizes revenue from product sales upon shipment. Product returns and allowances are estimated and provided for at the time of sale. Design services revenues are recognized as the Company performs engineering services for the customer or completes phases of the project defined by the applicable development agreement.

                             GENESIS MICROCHIP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CURRENCY TRANSLATION

     Monetary assets and liabilities of the Company and of its wholly owned subsidiary that are denominated in foreign currencies are translated into Canadian dollars (which is considered to be the measurement currency) at the exchange rate prevailing at the balance sheet date. Transactions included in operations are translated at the average rate for the period. Exchange gains and losses resulting from the translation of these amounts are reflected in the consolidated statement of operations in the period in which they occur. As the Company's reporting currency is the U.S. dollar, the Company translates consolidated assets and liabilities denominated in Canadian dollars into U.S. dollars at the exchange rate prevailing at the balance sheet date, and the consolidated results of operations at the average rate for the period. Cumulative net translation adjustments are included as a separate component of shareholders' equity.

RESEARCH AND DEVELOPMENT EXPENSES

     Research costs are expensed as incurred. Expenses related to development projects are deferred and capitalized only when they meet the criteria set out under Canadian generally accepted accounting principles. To date, no development costs have been capitalized.

INVESTMENT TAX CREDITS

     The Company is entitled to Canadian federal and provincial investment tax credits which are earned as a percentage of eligible current and capital research and development expenditures incurred in each taxation year. Certain investment tax credits earned prior to the taxation year in which the Company's shares became publicly traded are fully refundable to the Company. All other investment tax credits are available to be applied against future income tax liabilities, subject to a 10-year carry forward period. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     Financial instruments consist of cash and cash equivalents, accounts receivable trade, employee loan receivable, accounts payable, accrued liabilities and loan payable. The Company determines the fair value of its financial instruments based on quoted market values or discounted cash flow analyses. Unless otherwise indicated, the fair values of financial assets approximate their recorded amounts.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable trade. Cash equivalents consist of deposits with or guaranteed by major commercial banks, the maturities of which are three months or less from the date of purchase. The Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers, historical trends and other information, and have been within management's range of expectations.

EARNINGS PER SHARE

     Earnings (loss) per share have been calculated on the basis of earnings divided by the weighted average number of common shares outstanding during each year. Fully diluted earnings (loss) per share have been calculated assuming that preference shares, common share purchase warrants, special and bonus warrants and options outstanding at the end of the year had been converted or exercised at the later of the beginning of the year or their date of issuance, where such conversion or exercise would not be anti-dilutive.

                             GENESIS MICROCHIP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.   CAPITAL ASSETS

     Capital assets consist of the following (in thousands):

                                                           MAY 31,
                                                    --------------------
                                                      1997         1998
                                                    -------      -------
       Property and equipment .................     $ 2,039      $ 2,623
       Computer software ......................         580        1,085
       Leasehold improvements .................          30           87
       Patents ................................         260          326
                                                    -------      -------
                                                      2,909        4,121
       Less accumulated amortization ..........      (1,477)      (2,041)
                                                    -------      -------
                                                    $ 1,432      $ 2,080
                                                    =======      =======

4.   BANK CREDIT FACILITY

     The Company has a $3.5 million credit facility with the Royal Bank of Canada. The credit facility is subject to a borrowing formula, and may be drawn in either Canadian or US. dollars. It is secured by way of a general security agreement covering all of the Company's assets, excluding intellectual property. The interest rate on the credit facility is at bank prime rate plus one-half of one percent, based on either Canadian or U.S. prime rates, as applicable. At May 31, 1997 and 1998 there were no borrowings outstanding under this facility.

5.   LOAN PAYABLE

     The loan payable is non-interest bearing and is unsecured. It is payable in annual principal installments by fiscal year as follows (in thousands):

         1999 .............................................     $  97
         2000 .............................................        97
         2001 .............................................        97
         2002 .............................................        97
         2003 .............................................        97
         2004 and thereafter ..............................       267
                                                                -----
                                                                  752
         Less current portion .............................       (97)
                                                                -----
                                                                $ 655
                                                                =====

     The fair value of the loan payable was $717,000 at May 31, 1997 and $613,000 at May 31, 1998, based on the present value of contractual future payments, discounted at the current market rate of interest available to the Company for the same or similar debt instrument.

6.   SHAREHOLDERS' EQUITY

     The Company's share capital and earnings per share information has been restated to reflect the ten-for-one reverse split of the Company's common shares effective November 14, 1997.

SPECIAL SHARES

     The Board of Directors of the Company is authorized to issue an unlimited number of special shares from time to time in one or more series, to fix the number of special shares of such series and to determine the designation, rights (including voting rights, dividend rights, rights of retraction and rights of redemption), privileges, restrictions and conditions attaching to the shares of each such series, without further vote or action by the shareholders. No series of special shares may have a priority over any other series of special shares with respect to dividends or liquidation rights. The special shares may have voting rights superior to the common shares or other series of special shares and may rank senior to the common shares as to dividends and as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

                               GENESIS MICROCHIP INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PREFERENCE SHARES

     In September 1997, all of the outstanding preference shares were converted into common shares on the basis of one common share for each preference share. On November 14, 1997, the Company amended its articles of amalgamation to remove the authorized preference shares and to authorize a new class of special shares.

CONVERSION OF SPECIAL AND BONUS WARRANTS

     The 17,800,000 special and bonus warrants were converted into a total of 2,136,000 common shares for no additional consideration upon the Company's initial public offering becoming effective in February 1998.

CONVERSION OF COMMON SHARE PURCHASE WARRANTS

     On November 1, 1997, all of the 944,349 outstanding common share purchase warrants were converted into 707,110 common shares for proceeds of $3,000. This conversion was made pursuant to an offer made by the Company to the holders of each class of its common share purchase warrants. The offer was made in order to simplify the capital structure of the Company prior to the Company's initial public offering of common shares. Each class of warrant holder was provided with the option of either converting their common share purchase warrants into common shares at the specified exercise price for that class of warrant or of choosing to convert their common share purchase warrants into a specified lesser number of common shares without the payment of additional consideration. The exercise price offered to each class of warrant holder was determined by calculating the present value of the existing exercise price for each class of warrant with reference to the original expiry date of the warrant. This amount was also used to calculate the equivalent number of common shares to be offered on conversion where the warrant holder chose to select the cashless option offered by the Company.

STOCK OPTION PLANS

     1987 Stock Option Plan

     The 1987 Stock Option Plan (the "1987 Plan") was established for the benefit of full-time employees and directors of the Company and consultants engaged by the Company. Options granted under the 1987 Plan vest over periods of two to four years and expire from five to seven years from the dates of the grants, unless extended by the Board of Directors. As a result of the establishment of the 1997 Employee Stock Option Plan, no additional options will be granted under the 1987 Plan. Upon exercise, expiration or cancellation of all of the options granted under the 1987 Plan, this plan will be terminated. All options granted under the 1987 Plan are exercisable in Canadian dollars.

     1997 Employee Stock Option Plan

     The 1997 Employee Stock Option Plan (the "1997 Employee Plan") provides for the granting to employees of incentive stock options, non-statutory stock options and stock purchase rights for up to 800,000 common shares of the Company. The exercise price of incentive stock options granted under the 1997 Employee Plan may not be less than 100% (110% in the case of any options granted to a person who holds more than 10% of the total combined voting power of all classes of shares of the Company) of the fair market value of the common shares subject to the option on the date of the grant. The term of the options may not exceed 10 years (five years in the case of any options granted to a person who holds more than 10% of the total combined voting power of all classes of shares of the Company) and generally vest over four years. There are 545,300 shares available for grant under the 1997 Employee Plan.

     1997 Non-Employee Stock Option Plan

     The 1997 Non-Employee Stock Option Plan (the "Non-Employee Plan") provides for the granting to non-employee directors and consultants of the Company of up to 150,000 common shares of the Company. The exercise price of stock options granted under the Non-Employee Plan may not be less than 100% of the fair market value of the common shares subject to the option on the date of the grant. Options granted under the Non-Employee Plan have a term of up to ten years and generally vest over periods of up to two years. There are 112,500 shares available for grant under the 1997 Non-Employee Plan.

                             GENESIS MICROCHIP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Employee Stock Purchase Plan

     The Company has established an employee stock purchase plan under which employees may authorize payroll deductions of up to 15% of their compensation (as defined in the plan) to purchase common shares at a price equal to 85% of the lower of the fair market values as of the beginning or the end of the offering period. As at May 31, 1998, no common shares had been issued and there were 100,000 common shares available for issuance under this plan.

     Details of stock option transactions are as follows:

                                                                             WEIGHTED
                                                                              AVERAGE
                                                               OPTION        EXERCISE
                                              NUMBER OF       PRICE PER      PRICE PER
                                                SHARES          SHARE          SHARE
                                              ---------       ----------     ---------
Balances, June 1, 1995 .................        619,050      $0.07 - 4.21    $   2.39
  Issued ...............................         65,500              3.51        3.51
  Exercised ............................        (34,297)      0.07 - 3.51        1.08
  Cancelled ............................        (40,203)      3.51 - 4.21        4.00
                                              ---------
Balances, May 31, 1996 .................        610,050       0.70 - 3.51        2.53
  Issued ...............................        486,500       3.51 - 4.91        3.58
  Exercised ............................        (86,000)      0.70 - 3.51        1.07
  Cancelled ............................        (28,900)             3.51        3.51
                                              ---------
Balances, May 31, 1997 .................        981,650       0.70 - 4.91        3.09
  Issued ...............................        489,000       4.80 -14.00        8.17
  Exercised ............................       (117,500)      0.70 - 3.43        1.45
  Cancelled ............................        (19,250)      3.43 - 4.80        3.86
                                              ---------
Balances, May 31, 1998 .................      1,333,900       1.37 -14.00        5.09
                                              =========

     At May 31, 1998, there were 659,000 options that had vested and were exercisable, with a weighted average exercise price per share of $3.31. The weighted average remaining contractual life of the options outstanding May 31, 1998 is 5.06 years.

YORKTON SECURITIES INC. OPTIONS

     As a condition of the issuance of the special and bonus warrants in July 1996, the Company granted Yorkton Securities Inc. ("Yorkton") an option to purchase 213,600 common shares at any time prior to July 31, 1998 at an exercise price of Cdn. $9.00 (U.S. $6.18) per share. On June 17, 1998, in lieu of purchasing the entire number of shares for cash, Yorkton chose a cashless exercise alternative, whereby it received 113,252 common shares for no additional cash consideration in complete settlement of the above option on that date.

SHARE PURCHASE LOANS RECEIVABLE

     In October 1996, the Company loaned $107,000 to an executive officer of the Company. The loan is non-interest bearing and the Company may not demand payment of the principal until the earlier of August 23, 1998 or the date that the executive sells any common shares of the Company. The executive officer has pledged 25,000 common shares of the Company as security for the loan.

     In July 1997, the Company loaned $94,000 to two executive officers of the Company to assist these individuals in purchasing common shares of the Company through the exercise of 70,000 options previously issued to them at an exercise price ranging from $0.70 to $1.40 per common share. The loans are non-interest bearing and are repayable on the earlier of August 23, 1999 or the date on which the obligor under the note sells any common shares of the Company, in which case the amount payable is the lesser of (i) the balance of the principal sum owing and (ii) 50% of the gross proceeds realized on the sale of the common shares. The executive officers pledged an aggregate of 70,000 common shares of the Company as security for the loans.

                             GENESIS MICROCHIP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.   INCOME TAXES

     The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income (loss) before taxes. The sources and tax effects of the differences are as follows (in thousands):

                                                                         YEAR ENDED MAY 31,
                                                                 ----------------------------------
                                                                   1996         1997         1998
                                                                 --------     --------     --------
Basic rate applied to income (loss) before taxes ...........     $(1,602)     $(2,055)     $ 1,520
Adjustments resulting from:
    Provincial research and development deductions .........        (176)         (99)         (95)
    Small business deduction ...............................          35           34          (22)
    Foreign tax and exchange rate differences ..............         108          194          473
    Utilization of tax loss carry forwards .................          --           --       (1,744)
    Other items ............................................          11          (63)        (132)
                                                                 -------      -------      -------
                                                                  (1,624)      (1,989)          --
                                                                 -------      -------      -------
Unrecognized benefit of losses carried forward .............       1,624        1,989           --
                                                                 $    --      $    --      $    --
                                                                 =======      =======      =======

     Pretax loss from foreign operations was $1,015,000 in the year ended May 31, 1996, $1,832,000 in the year ended May 31, 1997 and $4,465,000 in the year ended May 31, 1998.

     At May 31, 1998, the Company has investment tax credits of $700,000 that expire beginning in 1999 if not utilized. The Company has $5,300,000 of U.S. federal net operating losses that expire in the years 2010 to 2013.

     Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                                        MAY 31,
                                                                 --------------------
                                                                   1997         1998
                                                                 -------      -------
          Research and development expenses deferred
               for income tax purposes .....................     $ 5,028      $ 1,708
          Net operating loss carryforwards .................       1,915        1,806
          Investment tax credit carryforwards ..............         268          388
          Deferred interest charges ........................         262          796
          Issue costs ......................................         300        1,868
          Other ............................................           3          193
                                                                 -------      -------
          Net deferred tax asset ...........................       7,776        6,759
          Less valuation allowance .........................      (7,776)      (5,117)
                                                                 -------      -------
                                                                 $    --      $ 1,642
                                                                 =======      =======

     During the year ended May 31, 1998, the valuation allowance decreased by approximately $2,659,000 primarily as a result of utilization of net operating losses. During the year ended May 31, 1997, the valuation allowance increased by approximately $2,242,000.

                             GENESIS MICROCHIP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.   COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

     The Company leases premises in Markham, Ontario and Mountain View, California under operating leases that expire on May 31, 1999 and September 1, 1998, respectively. In addition, certain equipment is leased under non-cancellable operating leases expiring in various years through 2003. Future minimum lease payments by fiscal year are as follows (in thousands):

        1999 ...........................     $  466
        2000 ...........................        131
        2001 ...........................         83
        2002 ...........................         20
        2003 ...........................         25
                                             ------
                                                725
                                             ======

SUPPLY AGREEMENTS

     The Company has supply agreements with certain manufacturers for the supply of its semiconductor products. Through May 31, 1998, a sole source manufacturer produced each of the Company's semiconductor products, with the majority of these products being supplied by a single company. Should that source of products cease to be available, management believes that this would have a material adverse effect on the Company's business, financial condition and results of operations. Under the terms of the supply agreements, the Company has no guarantees of minimum capacity from its suppliers and is not liable for minimum purchase commitments.

LOAN GUARANTEE

     The Company has guaranteed an obligation of its chief executive officer to the Royal Bank of Canada up to an amount of Cdn. $1.4 million (U.S. $961,000). The amount of the loan has been made available under the credit facility that the Company has with the Royal Bank of Canada in the amount of Cdn. $5.0 million (U.S. $3.4 million) and effectively decreases the Company's effective borrowings under the facility to Cdn. $3.6 million (U.S. $2.4 million). As of May 31, 1998, the Company has guaranteed Cdn. $1,355,000 (U.S. $930,000), being the amount borrowed by the chief executive officer. In exchange for the guarantee of his loan, the chief executive officer has pledged as security 100,000 common shares of the Company.

UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9.   SEGMENT INFORMATION

     The Company operates in one industry segment, which is the design, development and marketing of sophisticated real-time, cost-effective, high-quality, digital image manipulation semiconductor solutions.

     The Company sells its products internationally. The following table summarizes revenues by geographical region (in thousands):

                                               YEAR ENDED MAY 31,
                                         ----------------------------
                                          1996       1997       1998
                                         ------     ------     ------
           United States ...........     $1,309     $3,293    $ 8,163
           Japan and Asia ..........         36        443      6,620
           Europe ..................         78        408        729
           Canada ..................        101        383        235
                                         ------     ------    -------
                                         $1,524     $4,527    $15,747
                                         ======     ======    =======

                               GENESIS MICROCHIP INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     For the year ended May 31, 1996, two customers accounted for 16% and 14% of total revenues, respectively. For the year ended May 31, 1997, one customer accounted for 14% of total revenues. For the year ended May 31, 1998, two customers accounted for 24% and 23% of total revenues, respectively. At May 31, 1997, one customer represented 33% of total accounts receivable trade. At May 31, 1998, one customer represented 12% of total accounts receivable trade.

     The Company conducts operations in the United States and Canada. Total revenues, income (loss) from operations and identifiable assets applicable to operations by geographic segment were as follows (in thousands):

                                                      YEAR ENDED MAY 31,
                                             ------------------------------------
                                               1996          1997          1998
                                             --------      --------      --------
Total revenues:
  United States ..........................   $  1,165      $  3,100      $  7,609
  Canada .................................        359         1,427         8,138
                                             --------      --------      --------
Total revenues ...........................   $  1,524      $  4,527      $ 15,747
                                             ========      ========      ========
Income (loss) from operations:
  United States ..........................   $   (886)     $ (1,190)     $ (2,893)
  Canada .................................     (2,563)       (3,565)        5,626
                                             --------      --------      --------
    Total income (loss) from operations...   $ (3,449)     $ (4,755)     $  2,733
                                             ========      ========      ========

                                                           MAY 31,
                                                     -------------------
                                                      1997        1998
                                                     -------     -------
        Identifiable assets:
          United States ........................     $   442     $ 1,584
          Canada ...............................       9,171      45,862
                                                     -------     -------
            Total assets .......................     $ 9,613     $47,446
                                                     =======     =======

10. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform, in all material respects applicable to the Company, with generally accepted accounting principles in the United States ("U.S. GAAP") during the periods presented, except with respect to the following:

CHANGE IN REPORTING CURRENCY

     Under Canadian GAAP, the Company's change in reporting currency to U.S. dollars from Canadian dollars in the 1997 fiscal year requires that all prior years' comparative figures be restated through a "translation of convenience" using the exchange rate in effect at May 31, 1996. Under U.S. GAAP, prior years' comparative figures are restated using applicable historical rates for the prior period.

     For U.S. GAAP purposes, at May 31, 1997, the balance of preference share capital would be increased by $220,000, the balance of common share capital would be increased by $434,000, the deficit would be increased by $669,000 and the cumulative translation adjustment would be increased by $15,000. At May 31, 1998, the balance of common share capital would be increased by $654,000, the deficit would be increased by $669,000 and the cumulative translation adjustment would be reduced by $15,000. The difference in translating the revenues, expenses and loss for the year ended May 31, 1996 at historical rates for U.S. GAAP, as opposed to at the exchange rate in effect at May 31, 1996 for Canadian GAAP, is not material.

ACCOUNTING FOR STOCK OPTIONS AND SHARE ISSUANCES

     Under Canadian GAAP, there is no requirement to record deferred compensation liability or expense upon the grant of compensatory stock options or upon the issuance of shares where such issuances are made at less than fair market value.

                               GENESIS MICROCHIP INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Under U.S. GAAP, there are alternative methods available for accounting for employee stock options, Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SEAS 123"). The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. Under APB 25, deferred compensation liability is recorded at the option grant date in an amount equal to the difference between the fair market value of a common share and the exercise price of the option. Compensation expense is recognized over the vesting period of the option.

     During the fiscal years ended May 31, 1996 and May 31, 1997, the Company extended the expiration dates of certain employee stock options issued under the 1987 Plan. All other terms associated with the stock options remained unchanged. Under U.S. GAAP, the extension is treated as the issuance of new stock options requiring the fair market value of a common share at the date of the extension to be compared to the exercise price of the option in order to calculate any compensation expense.

     Under U.S. GAAP, the issuance of shares for consideration that is less than the fair market value of the shares results in compensation expense equal to the excess of the fair market value of the shares over the value of the consideration received.

     Under U.S. GAAP, common share capital would be increased by $1,027,000 at May 31, 1997, and by $1,277,000 at May 31, 1998. Deferred compensation charges would be increased by $214,000 at May 31, 1997 and by $169,000 at May 31, 1998. Stock compensation expense relating to option grants and common share issuances would be $223,000 for the year ended May 31, 1996, $590,000 for the year ended May 31, 1997, and $295,000 for the year ended May 31, 1998.

RECONCILIATION TO U.S. GAAP

     The following table reconciles net income (loss) reported in the accompanying consolidated statements of operations with that which would have been reported had the statements been prepared in accordance with U.S. GAAP (in thousands):

                                                                YEAR ENDED MAY 31,
                                                       ---------------------------------
                                                         1996         1997         1998
                                                       -------      -------      -------
          Net income (loss) -
             Canadian GAAP .......................     $(3,592)     $(4,608)     $ 3,408

          Adjustment:
             Stock compensation expense ..........        (223)        (590)        (295
                                                       -------      -------      -------
          Net income (loss) - U.S. GAAP ..........     $(3,815)     $(5,198)     $ 3,113
                                                       =======      =======      =======

     The following table indicates the items in the balance sheet that would be affected had the financial statements been prepared in accordance with U.S. GAAP. The amounts would be as follows (in thousands):

                                                         YEAR ENDED MAY 31,
                                                       ----------------------
                                                         1997          1998
                                                       --------      --------
Identifiable assets:
Preference shares ................................     $  1,121      $     --
Common shares ....................................       14,088        59,619
Common share purchase warrants ...................            1            --
Special and bonus warrants .......................       10,809            --
Share purchase loans receivable ..................          (36)         (124)
Cumulative translation adjustment ................           46           (94)
Deferred compensation charge .....................         (214)         (169)
Deficit ..........................................      (18,194)      (15,081
                                                       --------      --------
   Total shareholders' equity ....................     $  7,621      $ 44,151
                                                       ========      ========

                             GENESIS MICROCHIP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CALCULATION OF EARNINGS PER SHARE

     Under both U.S. and Canadian GAAP, basic earnings per share are computed by dividing the net income (loss) for the period available to common shareholders as measured by the respective accounting principles (numerator), by the weighted average number of common shares outstanding during that period (denominator). Basic earnings per share excludes the dilutive effect of potential common shares.

     Fully diluted earnings per share under Canadian GAAP and diluted earnings per share under U.S. GAAP give effect to all potential common shares outstanding during the period. Under Canadian GAAP, fully diluted earnings per share is calculated assuming that the proceeds from the exercise of potential common shares are invested at an appropriate rate of return, and an imputed interest amount is added to net income for the period. The number of fully diluted shares outstanding represents the weighted average maximum number of potential common shares outstanding. Under U.S. GAAP, the weighted average number of diluted shares outstanding is calculated assuming that the proceeds from potential common shares are used to repurchase common shares at the average share price in the period. No adjustment is made to net income for imputed interest in calculating diluted earnings per share under U.S. GAAP.

     The following table reconciles the numerators and denominators of the basic and diluted earnings per share computation under U.S. GAAP as required by SFAS 128 (in thousands, except per share amounts):

                                                                                  YEAR ENDED MAY 31,
                                                                           ---------------------------------
                                                                            1996         1997         1998
                                                                           -------      -------      -------
Numerator for basic and diluted
   net income (loss) per share:
      Net income (loss) - U.S. GAAP ..................................     $(3,815)     $(5,198)     $ 3,113
                                                                           =======      =======      =======
Denominator for basic net income (loss) per share:
   Weighted average common shares ....................................       6,071        7,463        9,559
                                                                           =======      =======      =======
Basic net income (loss) per share ....................................     $ (0.63)     $ (0.70)     $  0.33
                                                                           =======      =======      =======
Denominator for diluted net income (loss) per share:
   Weighted average common shares ....................................       6,071        7,463        9,559
   Stock options and warrants ........................................          --           --        2,645
                                                                           -------      -------      -------
Shares used in computing diluted net income (loss) per share .........       6,071        7,463       12,204
                                                                           =======      =======      =======
Diluted net income (loss) per share ..................................     $ (0.63)     $ (0.70)     $  0.26
                                                                           =======      =======      =======

Due to the net loss in the years ended May 31, 1996 and 1997, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted net income (loss) per share.

PRO FORMA DISCLOSURES - SFAS 123

     As discussed above, the Company accounts for its stock option awards under U.S. GAAP using the intrinsic value method in accordance with APB 25 and its related interpretations. Accordingly, no compensation expense is recorded for employee stock arrangements that are granted with the exercise prices equal to the fair market value at the grant date.

     SFAS 123 requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of its 1996 fiscal year. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations for fiscal 1998 were made using the Black-Scholes option

                             GENESIS MICROCHIP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

pricing model using a dividend yield of 0% and the following weighted average assumptions. In fiscal years 1997 and 1996, the fair value for each option grant was calculated using the minimum value method using a dividend yield of 0% and the following weighted average assumptions. The minimum value method differs from other methods designed to estimate fair values, such as the Black-Scholes method, in that it does not consider the effect of expected volatility.

                                                  YEAR ENDED MAY 31,
                                           ------------------------------
                                            1996        1997        1998
                                           ------      ------      ------
Risk-free interest rates ...............        4%          4%          5%
Volatility .............................       --          --      0.8739
Expected life of option in years .......        4           4           5

     Had compensation expense been determined based on the fair value of the awards at the grant dates in accordance with the methodology prescribed in SFAS 123, the Company's net income and earnings per share under U.S. GAAP for fiscal 1998 would have decreased by approximately $219,000 or by $0.02 per share for both basic and diluted earnings per share. The net loss and net loss per share for the Company's fiscal years ended May 31, 1997 and 1996 would have increased by approximately $74,000 or $0.01 per share for both basic and diluted earnings per share, and by approximately $46,000 or $0.01 per share for both basic and diluted earnings per share, respectively. The effects on pro forma disclosure of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosure in future years. Because SFAS 123 is applicable only to options granted subsequent to June 1, 1995, the pro forma effect will not be fully reflected until fiscal 1999.

     The weighted average fair values of options granted during fiscal 1996, 1997 and 1998 are $0.52, $0.56 and $5.85, respectively.

RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The impact of adopting SFAS 130, which is effective for the Company's 1999 fiscal year, has not been determined.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires publicly held companies to report financial and other information about key revenue-producing segments of the entity for which such information is available and is utilized by the chief operating decision maker. Specific information to be reported for individual segments includes profit or loss, certain revenue and expense items and total assets. A reconciliation of segment financial information to amounts reported in the financial statements would be provided. The impact of adopting SFAS 131, which is effective for the Company's 1999 fiscal year, has not been determined.

                        VALUATION AND QUALIFYING ACCOUNTS
                  (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

                                          BALANCE AT   CHARGED TO   CHARGED              BALANCE
                                           BEGINNING   COSTS AND   TO OTHER              AT END
             DESCRIPTION                    OF YEAR    EXPENSES    ACCOUNTS  DEDUCTION   OF YEAR
             -----------                  ----------   ----------  --------  ---------   --------
May 31, 1996
    Allowance for doubtful accounts ....         --         --         --         --         --
    Inventory reserve ..................         --         --         --         --         --
May 31, 1997
    Allowance for doubtful accounts ....         --     $   75         --         --     $   75
    Inventory reserve ..................         --      1,293         --         --      1,293
May 31, 1998
    Allowance for doubtful accounts ....     $   75         15         --         --         90
    Inventory reserve ..................      1,293         86         --     $1,293         86

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GENESIS MICROCHIP INC.

                                            By: /s/ PAUL M. RUSSO
                                            ------------------------------------
                                            Paul M. Russo
                                            Chairman and Chief Executive Officer
                                            Dated: September 24, 1998

                                  EXHIBIT INDEX

Exhibit                                                                                                       Sequentially
Number                                       Description of Document                                          Numbered Page
-------                                      -----------------------                                          -------------
2.1       Custom Sales Agreement between Genesis Microchip Inc. and International Business Machines
          Corporation dated March 9, 1998+        [#]
          Articles of Amalgamation of Genesis Microchip Inc., dated June 1, 1992*
          Articles of Genesis Microchip Inc., as amended dated July 30, 1996*
          Articles of Genesis Microchip Inc., as amended dated November 14, 1997*
          Articles of Amalgamation of Genesis Microchip Inc., dated January 31, 1998*
          By-Law No. 1A of Genesis Microchip Inc.*
          1987 Stock Option Plan*
          1997 Employee Stock Option Plan*
          1997 Non-Employee Stock Option Plan*
          1997 Employee Stock Purchase Plan*
          401(k) Plan*
          Special Warrant Indenture between Genesis Microchip Inc. and Montreal Trust Company of Canada*
          Bonus Warrant Indenture between Genesis Microchip Inc. and Montreal Trust Company of Canada*
          Yorkton Securities Inc. Options to Purchase Common Shares of Genesis Microchip Inc.*
          Resolution of Board of Directors dated December 11, 1997 amending the Yorkton Securities Inc.
          Option to Purchase Common Shares*
          Shareholder Rights Plan Agreement*
          International Distributorship Agreement with Kanematsu Semiconductor Corporation dated May 10, 1993, amended effective as of January 1, 1996*
          1993 Supply Agreement with In Focus Systems, Inc. dated September 20, 1996*
          Half-Band Filter IC Royalty Agreement with Miranda Technologies Inc. dated September 23, 1993*
          IC Royalty Agreement with NorthShore Laboratories, Inc. dated March 2, 1993*
          Supplemental IC Royalty Agreement with NorthShore Laboratories dated September 1, 1994*
          Supplemental IC Royalty Agreement No. 2 with NorthShore Laboratories, Inc. dated October 8, 1997*
          Agreement for ASIC Design and Purchase of Products with IBM Microelectronics Essex Junction, Vermont dated November 19, 1996*
          Amendment 1 to the Agreement for ASIC Design and Purchase of Products with IBM, effective date January 1, 1997*
          Loan Agreement with Royal Bank of Canada dated January 7, 1997*
          Loan Agreement with Royal Bank of Canada dated October 24, 1997*
          Pledge Agreement and Promissory Note of Paul M. Russo dated October 25, 1996*
          Pledge Agreement and Promissory Note of Paul M. Russo Dated July 25, 1997*
          Pledge Agreement and Promissory Note of Lance Greggain dated July 25, 1997*
          Lease Agreement between Markham Executive Centre Building No. 2 Limited and related parties and
          Genesis Microchip Inc. of 200 Town Centre Blvd., Suite 303, Markham, Ontario L3R 8G5,
          commencing date April 1, 1997*
          Lease Agreement between Markham Executive Building No. 2 Limited and related parties and
          Genesis Microchip Inc. of 200 Town Centre Blvd., 4th Floor, Markham, Ontario L3R 8G5,
          commencing date January 1, 1994*
          Lease Agreement between The Landmark and Genesis Microchip Corporation for
          2111 Landings Drive, Mountain View, CA 94043 dated September 15, 1994*
          Modification No. 1 to Genesis Microchip Corporation Landmark Lease Agreement dated September 15, 1994*
          Modification No. 2 to Genesis Microchip Corporation Landmark Lease Agreement dated September 15, 1994, modifying the premises leased under the agreement to 2071 Landings Drive, Mountain View, CA*
          Computation of earnings per share*
          Subsidiary of the Registrant*

+    This exhibit omits certain confidential information which has been filed separately with the Securities and Exchange Commission.

* Incorporated by reference to the Registration Statement (Registration Statement No. 333-8258) on Form F-1 effective on February 23, 1998.